Allspring

September 23, 2026

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Allspring Funds Trust – File Nos. 333-74295; 811-09253
Allspring Master Trust – File No. 811-09689
Allspring Variable Trust – File Nos. 333-74283; 811-09255
Allspring Exchange-Traded Funds Trust – File Nos. 333-240113; 811-23597
Allspring Income Opportunities Fund – File No. 811-21269
Allspring Multi-Sector Income Fund – File No. 811-21331
Allspring Utilities and High Income Fund – File No. 811-21507
Allspring Global Dividend Opportunity Fund – File No. 811-22005

Dear Sir or Madam:

Pursuant to Rule 17g-1(g)(1)(B) of the Investment Company Act of 1940, we are filing on behalf of Allspring Funds Trust, Allspring Master Trust, Allspring Variable Trust, Allspring Exchange-Traded Funds Trust, Allspring Income Opportunities Fund, Allspring Multi-Sector Income Fund, Allspring Utilities and High Income Fund and Allspring Global Dividend Opportunity Fund (each, a "Trust" and together, the "Trusts"): (i) a copy of the joint insured fidelity bond (including seven excess bonds) to which each Trust is a named insured; (ii) a copy of the resolutions of a majority of the board of trustees who are not "interested persons" of each Trust approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by each Trust; and (iii) a copy of the agreement between each Trust and the other named insureds entered into pursuant to paragraph (f) of the rule.

In addition, each Trust states that the following represents the amount of the single insured bond which it would have had to provide and maintain had it not been named as an insured under the joint insured bond:

Allspring Funds Trust - $2,500,000
Allspring Master Trust - $2,500,000
Allspring Variable Trust - $1,000,000
Allspring Exchange-Traded Funds Trust – $1,250,000
Allspring Income Opportunities Fund - $900,000
Allspring Multi-Sector Income Fund - $750,000
Allspring Utilities and High Income Fund - $525,000
Allspring Global Dividend Opportunity Fund - $750,000

Allspring

Pursuant to the rule, the above amount is based on gross assets at the end of the most recent fiscal quarter prior to the date of determination. The premiums for the period commencing September 1, 2026 to September 1, 2027 have been paid.

Sincerely,

Kate Johnson

____

Kate Johnson
Assistant Secretary

GREAT AMERICAN® INSURANCE GROUP | Fidelity / Crime Division

FIDELITY / CRIME DIVISION 30 YEARS EST. 1995

IMPORTANT NOTICE
FIDELITY CRIME DIVISION CLAIMS

Should this account have a potential claim situation, please contact:

Fidelity & Crime Claims Department
Great American Insurance Group
Five Waterside Crossing
Windsor, CT 06095

(860) 298-7330
(860) 688-8188 fax

CrimeClaims@gaig.com

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY
(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS Bond No. FS 5177601 23

Item 1. Name of Insured (herein called Insured): Allspring Funds Trust

Principal Address: 1415 Vantage Park Drive, 3rd Floor
Charlotte,NC 28203

Item 2. Bond Period: from 12:01 a.m. on 09/01/2026 to 09/01/2027 12:01 a.m. the effective date of the termination or cancellation of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to

	Limit of Liability	Deductible
Insuring Agreement **(A)-Fidelity**	$ 15,000,000	$ 0
Insuring Agreement **(B)-On Premises**	$ 15,000,000	$ 50,000
Insuring Agreement **(C)-In Transit**	$ 15,000,000	$ 50,000
Insuring Agreement **(D)-Forgery or Alteration**	$ 15,000,000	$ 50,000
Insuring Agreement **(E)-Securities**	$ 15,000,000	$ 50,000
Insuring Agreement **(F)-Counterfeit Currency**	$ 15,000,000	$ 50,000
Insuring Agreement **(G)-Stop Payment**	$ 100,000	$ 5,000
Insuring Agreement **(H)-Uncollectible Items of Deposit**	$ 100,000	$ 5,000
Insuring Agreement **(I)-Audit Expense**	$ 100,000	$ 5,000
Insuring Agreement **(J)-Telefacsimile Transmissions**	$ 15,000,000	$ 50,000
Insuring Agreement **(K)-Unauthorized Signatures**	$ 100,000	$ 5,000
Optional Insuring Agreements and Coverages		
Insuring Agreement **(L)-Computer Systems**	$ 15,000,000	$ 50,000
Insuring Agreement **(M)-Automated Phone Systems**	$ 15,000,000	$ 50,000
Insuring Agreement **(N)-Fraudulent Transfer Instructions**	$ 15,000,000	$ 50,000
Insuring Agreement (O)-Social Engineering	$ 250,000	$ 50,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this Bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this Bond are covered according to the terms of General Agreement **A**. All the Insureds offices or premises in existence at the time this Bond becomes effective are covered under this Bond except the offices or premises located as follows:

N/A

Item 5. The liability of the Underwriter is subject to the terms of the following Riders attached hereto:

See Form FI8801

Item 6. The Insured by the acceptance of this Bond gives to the Underwriter terminating or cancelling prior Bond(s) or Policy(ies) No.(s)

FS 5177601 22

such termination or cancellation to be effective as of the time this Bond becomes effective.

INVESTMENT COMPANY BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this Bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

ON PREMISES

(B) Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1) Loss of or damage to furnishings, fixtures, stationary, supplies or equipment, within any of the Insured's offices covered under this Bond caused by Larceny or theft in, or by burglary, robbery or hold-up of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of such office or attempt thereat.

IN TRANSIT

(C) Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

FORGERY OR ALTERATION

(D) Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications either bear the forged signature or Endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this Bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such Endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

SECURITIES

(E) Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a) counterfeited, or

(b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c) raised or otherwise altered, or lost, or stolen, or

(2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, Endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (D) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary

course of business, transferable by delivery of such agreements with any necessary Endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

COUNTERFEIT CURRENCY

(F) Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

STOP PAYMENT

(G) Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured, or any Authorized Representative of such customer, shareholder or Subscriber.

UNCOLLECTIBLE ITEMS OF DEPOSIT

(H) Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account: or loss resulting from any item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a Great American Insurance Company of Cincinnati, OH for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s) the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

AUDIT EXPENSE

(I) Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fradulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

TELEFACSIMILE TRANSMISSIONS

(J) Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or

acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

(1) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

(2) fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instructions are transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

"Telefacsimile" means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

UNAUTHORIZED SIGNATURES

(K) Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or Endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured's right to recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

GENERAL AGREEMENTS

(A) ADDITIONAL OFFICES OR EMPLOYEES- CONSOLIDATION OR MERGER-NOTICE

(1) If the Insured shall, while this Bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

(2) If an Investment Company, named as Insured herein, shall, while this Bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

WARRANTY

(B) No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

COURT COSTS AND ATTORNEYS' FEES

(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this Bond)

(C) The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account

of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the Insured's liability or alleged liability is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, the liability of the Underwriter under this General Agreement is limited to that percentage of litigation expense determined by pro ration of the Bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition to the Limit of Liability for the applicable Insuring Agreement.

FORMER EMPLOYEE

(D) Acts of Employee, as defined in this Bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this Bond, shall have the respective meanings stated in this Section:

(a) Employee means:

(1) any of the Insured's officers, partners, or employees, and

(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets of capital stock of such predecessor, and

(3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4) guest students pursuing their studies or duties in any of the Insured's offices, and

(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or

appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8) those persons so designated in section 15, Central Handling of Securities, and

(9) any officer, partner or Employee of

(a) an investment advisor,

(b) an underwriter (distributor),

(c) a transfer agent or shareholder accounting record-keeper, or

(d) an administrator authorized by written agreement to keep financial and/or other required records, for an Investment Company, named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured, or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and (7) of Section 1 (a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond, excepting, however, the last paragraph of Section 13. Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) Property means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, Bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance Policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such Policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such Instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merge with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) Forgery means the signing of the name of another with the intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, or for any purpose.

(d) Larceny and Embezzlement as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e) Items of Deposit means any one or more checks and drafts.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (D), (E) or (F).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C) and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the complete or partial nonpayment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f) loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2) of any rule or regulation made pursuant to any such law.

unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this Bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except as included under Insuring Agreement (I).

(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this Bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger pro-

vided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond unless such indemnity is provided for under Insuring Agreement (I).

(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This Bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this Bond, as aforesaid, and upon payment to the insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this Bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or Bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this Bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a) becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance

which would cause a reasonable person to assume that a loss covered by the Bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this Bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therin, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this Bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this Bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the

Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this Bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this Bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to all loss resulting form

(a) any one act of burglary, robbery or hold-up, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this Bond which is recoverable or recovered in whole or in part under any other Bonds or Policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this Bond and under other Bonds or Policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other Bonds, or Policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this Bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this Bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, Non-Reduction And Nonaccumulation Of Liability And Total Liability, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the insured, other than from any Bond or Policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deduct-

ible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this Bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed as short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

(b) as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this Bond as to such Employee, or

(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this Bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge of information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this Bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this Bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this Bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period of time shall terminate immediately;

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this Bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any Bond or Policy if insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporation shall use their best judgment in apportioning the amount(s) recoverable or recovered under any Bond or Policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This Bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them.

(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purpose of Section 4 and Section 13 of this Bond constitute knowledge or discovery by all the Insured, and

(e) if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or Policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this Bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This Bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written Endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a Bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

Form No. / Edition		Date Added * or Date Deleted	Form Description	Rider No. (if applicable)
FI7510	11-16		Investment Company Bond Dec Page	
FI7511	08-15		Investment Company Bond Insuring Agreements	
FI7344	08-15		General Rider - EXTENDED COMPUTER SYSTEMS	1
FI7344	08-15		General Rider - NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER	2
FI7344	08-15		General Rider - REVISED ITEM 1. OF THE DECLARATIONS	3
FI7344	08-15		General Rider - AMENDED SECTION 13. TERMINATION	4
FI7344	08-15		General Rider - AMENDED INSURING AGREEMENT (A) FIDELITY	5
FI7344	08-15		General Rider - INSURING AGREEMENT (O)-SOCIAL ENGINEERING	6
FI7343	08-15		Joint Insured List	7
FI7503	08-15		Counterfeit Currency Revision	8
FI7506	08-15		Insuring Agreement (L) Computer Systems	9
FI7507	08-15		Insuring Agreement (M) Automated Phone Systems	10
FI7509	08-15		Revision To Section 1. Definitions - Amended Definition Of Employee	11
FI7516	11-16		Fraudulent Transfer Instructions	12
IL7324	07-21		Global Sanction Endorsement	
FI7341	04-17		In-Witness Clause	

* If not at inception

RIDER NO. 1

EXTENDED COMPUTER SYSTEMS

To be attached to and form part of Investment Company Bond

Bond No. FS 5177601 23

In favor of Allspring Funds Trust

1. The attached Bond is hereby amended by adding to it an additional Insuring Agreement as follows:

EXTENDED COMPUTER SYSTEMS

1. Electronic Data, Electronic Media, Electronic Instruction

Loss resulting directly from:

(a) the fraudulent modification of Electronic Data, Electronic Media or Electronic Instruction being stored within or being run within any system covered under this Rider,

(b) robbery, burglary, larceny or theft of Electronic Data, Electronic Media or Electronic instructions,

(c) the acts of a hacker causing damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the Insured or for which the Insured is legally liable, while stored within a Computer System covered under this Rider, or

(d) the damage or destruction of Electronic Data electronic Media or Electronic Instruction owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the Computer Systems Fraud Insuring Agreement, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media, or Electronic instruction in the Computer System in which the computer program or instruction so written or so altered is used.

2. Electronic Communication

Loss resulting directly from the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the Insured, which were transmitted or appear to have been transmitted through:

(a) an Electronic Communication System,

(b) an Automated clearing house or custodian, or

(c) a Telex, TWX, or similar means of communication,

directly into the Insured's Computer System or Communication Terminal, and fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the Insured or during electronic transmission to the Insured's Computer System or Communication Terminal,

3. Electronic Transmission

Loss resulting directly from a customer of the Insured, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the Insured to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

(a) an Electronic Communication System,

(b) an automated clearing house or custodian, or

(c) a Telex, TWX, or similar means of communication,

directly into a Computer System or Communication Terminal of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the Insured, but which communications were either not sent by the Insured, or were fraudulently modified during physical transit of Electronic Media from the Insured or during electronic transmission from the Insured Computer System or Communication Terminal, and for which loss the Insured is held to be legally liable,

2. In addition to the **CONDITIONS AND LIMITATIONS** in this Bond, the following, applicable to the Extended Computer Systems Rider, are added:

DEFINITIONS

(a) Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. Communication Terminal does not mean a telephone.

(b) Electronic Communication System means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

(c) Electronic Data means facts or information converted to a form usable in Computer Systems and which is stored on Electronic Media for use by computer programs.

(d) Electronic Instruction means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

(e) Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk

media on which data is recorded.

EXCLUSIONS

This Bond does not cover:

(a) loss resulting directly or indirectly from forged, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of Electronic Data;

(b) loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then only in that converted form;

(c) loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

(d) loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a person who had authorized access from a customer to that customer's authentication mechanism;

(e) liability assumed by the Insured by agreement under any contract, unless such liability would have attached to the Insured even in the absence of such agreement; or

(f) loss resulting directly or indirectly from:

(1) written instruction unless covered under this Rider; or

(2) instruction by voice over the telephone, unless covered under this Rider.

SERIES OF LOSSES

All losses or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

VALUATION

Electronic Data, Electronic Media, or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media or Electronic Instruction used by the Insured in its business, the Underwriter shall be liable under this Bond only if such items are actually reproduced from other Electronic Data, Electronic Media or Electronic Instruction of the same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the insured in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable Single Loss Limit of Liability.

However, if such Electronic Data cannot be reproduced and said Electronic Data represents Securities or financial instruments having a value, then the loss will be valued as indicated in the **CONDITIONS AND LIMITATIONS - SECTION 6. VALUATION - PROPERTY OTHER THAN MONEY, SECURITIES OR RECORDS.**

3. The Limit of Liability for the coverage provided by this Rider shall be **$20,000,000**.

4. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of **$50,000**. (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

5. The title and any headings in this Rider are solely for convenience and form no part of the terms and conditions of coverage.

6. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

7. This Rider shall become effective as of 12:01 a.m. on 09/01/2026 standard time.

RIDER NO. 2

NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER

To be attached to and form part of Investment Company Bond

Bond No. FS 5177601 23

In favor of Allspring Funds Trust

It is agreed that:

1. **CONDITIONS AND LIMITATIONS - SECTION 4**. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS, First paragraph, Sentence 2 is hereby deleted and replaced with the following:

   At the earliest practicable moment, not to exceed 90 days, after discovery of loss, any member of the Risk Management Department or General Counsel of the Insured shall give the Underwriter written notice thereof, and shall also within six months after such discovery, furnish to the Underwriter affirmative proof of loss with full particulars.

2. **CONDITIONS AND LIMITATIONS - SECTION 4**. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS is amended by deleting the phrase "Discovery occurs when the Insured" in Paragraph 2, Line 1 and replacing it with the following:

   Discovery occurs when any member of the Risk Management Department or General Counsel of the Insured

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

4. This Rider shall become effective as of 12:01 a.m. on 09/01/2026 standard time.

Great American ... Company

017695

RIDER NO. 3

...D ITEM 1. OF THE DECLARATION...

...of Investment...

It...

1. ... le ... Investment Company ... attached Bond ... that the Insured s... newly created port... to such newly ... additional ...

...llowing th... po... period, wi... ...uired ... the a... ...est...

...o for which...

...re me...

...of the terms, ... here...

...ard time...

RIDER NO. 4

AMENDED SECTION 13. TERMINATION

To be attached to and form part of Investment Company Bond

Bond No. FS 5177601 23

In favor of Allspring Funds Trust

It is agreed that:

1. Section 13. TERMINATION of the attached Bond is hereby amended to provide continued coverage for any closed or dissolved Registered Management Investment Companies or Mutual Funds named as an Insured during the Bond Period. Coverage will be provided for a maximum of 365 days from the date the Registered Management Investment Company or Mutual Fund named as an insured is closed or dissolved, as long as, coverage is renewed with the Great American Insurance Company (as herein referred to as Underwriter).

2. If for any reason the attached Bond is cancelled as an entirety or non-renewed with the Great American Insurance Company (as herein referred to as Underwriter) the granting of 365 days of coverage for any closed or dissolved Registered Management Investment Company or Mutual Fund named as an Insured will be immediately terminated.

3. The first named Insured as noted in Item1. of the Declarations is required to provide an updated listing of all required named Insured(s) and their active status upon the expiration of each Bond Period.

4. This Rider will not apply to any named Insured that is not a Registered Management Investment Company or Mutual Fund.

5. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

6. This Rider shall become effective as of 12:01 a.m. on 09/01/2026 standard time.

RIDER NO. 5

AMENDED INSURING AGREEMENT (A) FIDELITY

To be attached to and form part of Investment Company Bond

Bond No. FS 5177601 23

In favor of Allspring Funds Trust

It is agreed that:

1. Paragraph 2 of Insuring Agreement (A) Fidelity is is hereby deleted and replaced with the following:

"Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a) to cause the Insured to sustain such loss, or

(b) to obtain financial benefit for the Employee, or for any another person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

Notwithstanding the foregoing, it is agreed that with regard to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the manifest intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee. However, where the proceeds of a dishonest or fraudulent act committed by an Employee arising from Loans and/or Trading are actually received by persons with whom the Employee was acting in collusion, but said Employee fails to derive a financial benefit therefrom, such a loss will nevertheless be covered hereunder as if the Employee had obtained such benefit provided the Insured establishes that the Employee intended to participate therein.

The term "Trading" as used in this Insuring Agreement shall be deemed to mean buying or selling or other dealings in securities, commodities, futures, options, foreign or federal funds, currencies, foreign exchange and the like.

The term "Loan" as used in this Insuring Agreement shall be deemed to mean all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship."

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

This Rider shall become effective as of 12:01 a.m. on 09/01/2026 standard time.

RIDER NO. 6

INSURING AGREEMENT (O)-SOCIAL ENGINEERING

To be attached to and form part of Investment Company Bond

Bond No. FS 5177601 23

In favor of Allspring Funds Trust

1. It is agreed that the following **Insuring Agreement (O)-Social Engineering** is added to the above Bond:

Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in an Insured's account, in reliance upon a fraudulent instruction transmitted to the Insured via telefacsimile, telephone, or electronic mail; provided, however that

(1) the fraudulent instruction purports, and reasonably appears, to have originated from:

(a) a person purporting to be a director, officer, partner, member or sole proprietor of the Insured or an Employee or by an individual acting in collusion with such person; or

(b) a person purporting to be an employee of a Vendor that has a pre-existing arrangement or Written agreement to provide goods or services to the Insured or by an individual acting in collusion with such person; provided, however, that such fraudulent instruction shall not include any such instruction transmitted by an actual employee of a Vendor who was acting in collusion with any third party in submitting such instruction;

but which instructions were not actually made by a director, officer, partner, member or sole proprietor or Employee of the Insured or by an employee of a Vendor; and

(2) the sender was not, in fact, such Vendor or Employee, was not authorized to act on behalf of such Vendor or Employee, and was not an Employee of the Insured; and

(3) the instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions.

2. As used in this Rider, Vendor means an entity or natural person that has provided goods or services to the Insured under a genuine pre-existing:

(1) Written agreement; or

(2) other arrangement.

Vendor does not mean any customer, automated clearing house, or Federal or State-chartered Depositories.

3. It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Vendor, any financial institution or any other party to the transaction.

4. The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

(1) loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Vendor's or Employee's password, PIN or other security code;

(2) loss as a result of loss of any investment in securities, ownership in any corporation, partnership, real property, or similar instrument (whether or not such investment is genuine);

(3) loss due to the failure, malfunction, illegitimacy, inappropriateness or inadequacy of any product or service;

(4) loss as a result of the failure of any party to perform, in whole or in part, under any contract; provided, however, that this exclusion shall not apply to any loss directly or indirectly resulting from the type of fraudulent transfer covered by this Insuring Agreement;

(5) loss due to any person or party's use of or acceptance of any credit, debit or charge card or similar card or instrument (whether or not genuine);

(6) loss resulting from any gambling, game of chance, lottery or similar game;

(7) loss as a result of any actual, alleged or attempted kidnap or extortion or ransom demand; or

(8) loss as a result of loss of, or damage to, Money or securities while in the mail or in the custody of any carrier for hire, including, but not limited to, any armored motor vehicle company.

5. Liability of the Underwriter under this Insuring Agreement shall be a part of, not in addition to, the Aggregate Limit of Liability of this Bond.

6. For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

7. The Single Loss Limit of Liability and Single Loss Deductible applicable to loss under this Insuring Agreement are set forth in the Declarations.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

This Rider shall become effective as of 12:01 a.m. on 09/01/2026 standard time.

RIDER NO. 7

JOINT INSURED LIST

To be attached to and form part of **INVESTMENT COMPANY BOND,**

Bond No. FS 5177601 23

In favor of Allspring Funds Trust

It is agreed that:

1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

ALLSPRING FUNDS TRUST
Allspring 100% Treasury Money Market Fund
Allspring Absolute Return Fund
Allspring Alternative Risk Premia Fund
Allspring Asset Allocation Fund
Allspring California Limited-Term Tax-Free Fund
Allspring California Tax-Free Fund
Allspring Common Stock Fund
Allspring Core Bond Fund
Allspring Core Plus Bond Fund
Allspring Disciplined Small Cap Fund
Allspring Disciplined U.S. Core Fund
Allspring Diversified Capital Builder Fund
Allspring Diversified Income Builder Fund
Allspring Emerging Growth Fund
Allspring Emerging Markets Equity Fund
Allspring Emerging Markets Equity Advantage Fund
Allspring Government Money Market Fund
Allspring Government Securities Fund
Allspring Growth Fund
Allspring High Yield Bond Fund
Allspring High Yield Municipal Bond Fund
Allspring Income Plus Fund
Allspring Index Asset Allocation Fund
Allspring Index Fund
Allspring Innovation Fund
Allspring Intermediate Tax/AMT-Free Fund
Allspring International Equity Fund
Allspring Large Cap Core Fund
Allspring Large Cap Growth Fund
Allspring Large Cap Value Fund
Allspring Managed Account CoreBuilder Shares - Series CP
Allspring Managed Account CoreBuilder Shares - Series EM
Allspring Managed Account CoreBuilder Shares - Series M

Allspring Managed Account CoreBuilder Shares - Series EPI
Allspring Managed Account CoreBuilder Shares - Series SP
Allspring Mid Cap Growth Fund
Allspring Minnesota Tax-Free Fund
Allspring Money Market Fund
Allspring Municipal Bond Fund
Allspring National Tax-Free Money Market Fund
Allspring Opportunity Fund
Allspring Pennsylvania Tax-Free Fund
Allspring Precious Metals Fund
Allspring Premier Large Company Growth Fund
Allspring Real Return Fund
Allspring Short Duration Government Bond Fund
Allspring Short-Term Bond Plus Fund
Allspring Short-Term High Income Fund
Allspring Short-Term Municipal Bond Fund
Allspring Small Company Growth Fund
Allspring Small Company Value Fund
Allspring SMID Cap Growth Fund
Allspring Special Global Small Cap Fund
Allspring Special International Small Cap Fund
Allspring Special Large Cap Value Fund
Allspring Special Mid Cap Value Fund
Allspring Special Small Cap Value Fund
Allspring Spectrum Aggressive Growth Fund
Allspring Spectrum Conservative Growth Fund
Allspring Spectrum Growth Fund
Allspring Spectrum Income Allocation Fund
Allspring Spectrum Moderate Growth Fund
Allspring Strategic Municipal Bond Fund
Allspring Treasury Plus Money Market Fund
Allspring Ultra Short-Term Income Fund
Allspring Ultra Short-Term Municipal Income Fund
Allspring Utility and Telecommunications Fund
Allspring Wisconsin Tax-Free Fund

ALLSPRING VARIABLE TRUST
Allspring VT Discovery All Cap Growth Fund
Allspring VT Discovery SMID Cap Growth Fund
Allspring VT Index Asset Allocation Fund
Allspring VT Opportunity Fund
Allspring VT Small Cap Growth Fund

ALLSPRING MASTER TRUST
Allspring Core Bond Portfolio
Allspring Disciplined International Developed Markets Portfolio
Allspring Disciplined Large Cap Portfolio
Allspring Macro Strategies Portfolio
Allspring Real Return Portfolio
Allspring Small Company Value Portfolio

ALLSPRING EXCHANGE-TRADED FUNDS TRUST
Allspring Broad Market Core Bond ETF
Allspring Core Plus ETF
Allspring Income Plus ETF
Allspring LT Large Core ETF
Allspring LT Large Growth ETF

Allspring SMID Core ETF
Allspring Special Large Value ETF
Allspring Ultra Short Municipal ETF

Allspring Global Dividend Opportunity Fund

Allspring Income Opportunities Fund

Allspring Multi-Sector Income Fund

Allspring Utilities and High Income Fund

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 09/01/2026 standard time.

RIDER NO. 8

COUNTERFEIT CURRENCY REVISION

To be attached to and form part of **INVESTMENT COMPANY BOND,**

Bond No. FS 5177601 23

In favor of Allspring Funds Trust

It is agreed that:

1. **Insuring Agreement (F) Counterfeit Currency** is deleted in its entirety and replaced by the following:

   Insuring Agreement (F) Counterfeit Currency

   Loss resulting directly from the receipt by the Insured, in good faith, of any counterfeit money.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 09/01/2026 standard time.

RIDER NO. 9

INSURING AGREEMENT (L) COMPUTER SYSTEMS

To be attached to and form part of **INVESTMENT COMPANY BOND,**

Bond No. FS 5177601 23

In favor of Allspring Funds Trust

It is agreed that:

1. The attached bond is hereby amended by adding to it an additional **Insuring Agreement** as follows:

INSURING AGREEMENT (L) - COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1) entry of data into, or

(2) change of data elements or programs within a Computer System; provided that fraudulent entry or change causes

(a) Property to be transferred paid or delivered,

(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c) an unauthorized account or a fictitious account to be debited or credited;

(3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

(a) cause the Insured or its agent(s) to sustain a loss, and

(b) obtain financial benefit for that individual or for other persons intended by that individual to receive a financial benefit,

(c) and further provided such voice instructions or advices:

(i) were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

(ii) were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

Any System Utilized by the Insured

2. As used in this Rider, Computer System means:

(a) computers with related peripheral components, including storage components, wherever located,

(b) systems and applications software,

(c) terminal devices,

(d) related communication networks or customer communication systems, and

(e) related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the Exclusions in the attached bond, the following Exclusions are applicable to this Insuring Agreement:

(a) loss resulting directly or indirectly from the theft of confidential information, material or data: and

(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

(a) the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."

(b) Conditions and Limitations - Section 9. Non-Reduction and Non-Accumulation of Liability and Total Liability

(c) Conditions and Limitations - Section 10. Limit of Liability

5. The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be $ 15,000,000.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $ 50,000. (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or cancelled without canceling the bond as an entirety:

(a) 90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured.

11. **Conditions and Limitations - Section 4. Loss-Notice-Proof-Legal Proceedings** is amended by adding the following sentence:

Proof of loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices.

12. Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate policy.

13. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

14. This Rider shall become effective as of 12:01 a.m. on 09/01/2026 standard time.

RIDER NO. 10

INSURING AGREEMENT (M) AUTOMATED PHONE SYSTEMS

To be attached to and form part of **INVESTMENT COMPANY BOND,**

Bond No. FS 5177601 23

In favor of Allspring Funds Trust

It is agreed that:

1. The attached bond is hereby amended by adding to it an additional **Insuring Agreement** as follows:

INSURING AGREEMENT (M) AUTOMATED PHONE SYSTEMS

Loss caused by an Automated Phone System ("APS") Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all APS Designated Procedures with respect to APS Transaction. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the bond.

1. Definitions: The following terms as used in this Insuring Agreement shall have the following meanings:

(a) "APS Transaction" means any APS Redemption, APS Exchange or APS Election.

(b) "APS Redemption" means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

(c) "APS Election" means any election concerning dividend options available to Fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

(d) "APS Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

(e) "APS Designated Procedures" means all of the following procedures:

(1) Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by Official Designation to permit such APS Redemption.

(2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of telephone keypad in the course of such a request, and the records shall be retained for at least six months.

(a) Information contained in the records shall be capable of being retrieved through the following methods: audio tape and or transactions stored on computer disks

(b) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no loss than 85 percent.

(3) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before executing that APS Transaction by requiring the entry by the caller of a confidential personal identification number ("PIN")

(a) Limited Attempts to Enter PIN: IF the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative.

(4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured's next regular processing cycle, but in no event later than five business days following such APS Transaction.

(5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

N/A

2. Exclusions: It is further understood and agreed that this extension shall not cover:

(a) Any loss covered under **Insuring Agreement (A) Fidelity**, of this bond;

(1) The redemption of shares, where the proceeds of such redemption are made payable to other-than

(i) the shareholder of record, or

(ii) a person officially Designated to receive redemption proceeds, or

(iii) a bank account officially Designated to receive redemption proceeds, or

(2) The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

(i) designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty(30) days prior to such redemption, or

(ii) officially Designated, or

(iii) verified by any other procedures which may be stated below in this Rider, or

(3) The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder's officially Designated bank account, or

(4) the Intentional failure to adhere to one or more APS Designated Procedures.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 09/01/2026 standard time.

RIDER NO. 11

REVISION TO SECTION 1. DEFINITIONS - AMENDED DEFINITION OF EMPLOYEE

To be attached to and form part of **INVESTMENT COMPANY BOND**,

Bond No. FS 5177601 23

In favor of Allspring Funds Trust

It is agreed that:

1. **Conditions and Limitations - Section 1. Definitions** is amended by adding the following to subparagraph **(a)** "Employee" means:

(10) Employees on temporary leave of absence, and

(11) former Employees up to 90 days after termination, except if terminated for reasons of fraud or dishonesty.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 09/01/2026 standard time.

RIDER NO. 12

INSURING AGREEMENT (N) FRAUDULENT TRANSFER INSTRUCTIONS

To be attached to and form part of the **INVESTMENT COMPANY BOND**

Bond No. FS 5177601 23

in favor of Allspring Funds Trust

1. It is agreed that the following Insuring Agreement is added to the above Bond:

   Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer's account, or a Customer's Certificated Securities, in reliance upon a fraudulent Instruction transmitted to the Insured via electronic mail; provided, however that

   (1) The fraudulent instruction purports, and reasonably appears, to have originated from:

      (a) such Customer,

      (b) an Employee acting on instructions of such Customer; or

      (c) another financial institution acting on behalf of such Customer with authority to make such instructions; and

   (2) The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

   (3) The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

   (4) The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

   (5) For any transfer exceeding the amount set forth in item **7** of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

   (6) The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

2. As used in this Rider, Customer means a natural person or entity which has a written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3. It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

4. The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

   (a) loss resulting directly or indirectly from the fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password, PIN or other security code; and

   (b) loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

      (1) each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

      (2) the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

5. For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

6. The Limit of Liability and Deductible amount applicable to loss under this Insuring Agreement is as stated in the Declarations of the attached bond.

7. The amount of any single transfer for which verification via a call back will be required is : $ 50,000.

8. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

9. This rider shall become effective as of 12:01 a.m. on 09/01/2026 standard time.

THIS ENDORSEMENT CHANGES YOUR POLICY. PLEASE READ IT CAREFULLY.

GLOBAL SANCTION ENDORSEMENT

Notwithstanding any other provision of this Policy, this insurance cannot provide coverage and the Insurer shall not be liable to pay any claim or provide any benefit under this Policy to the extent that the provision of such coverage or benefit, or the payment of such claim, would violate, conflict with, or expose the Insurer to any sanction, prohibition or restriction under United Nations resolutions or any applicable economic or financial sanctions or other trade laws or regulations, including, but not limited to, of the United States of America, European Union, United Kingdom, or Canada.

In Witness Clause

In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.

PRESIDENT SECRETARY

Berkshire Hathaway Specialty Insurance

Date: **September 08, 2026**

To: **Geoff Twombly**
Willis Towers Watson Midwest, Inc.
8400 Normandale Lake Boulevard Suite 1700
Minneapolis, MN 55437

Re: Allspring Funds Trust
47-EPF-350395-01
September 01, 2026 – September 01, 2027
Excess Follow Form Policy

Dear Geoff:

Attached please find the Excess Follow Form Policy for Allspring Funds Trust. This policy has been placed with Berkshire Hathaway Specialty Insurance Company. Please review this contract at your earliest convenience and let me know if you have any questions or concerns.

For your added convenience, a claims reporting information sheet is attached detailing the various ways to contact us in the event of a claim.

Thank you for placing your business with us. We value our relationship with you and Willis Towers Watson Midwest, Inc. and look forward to working with you on future accounts.

If we can be of any additional assistance, please do not hesitate to call.

Sincerely,

Kiefer Bachmann
917-960-2445
Kiefer.Bachmann@bhspecialty.com

BHSI
BERKSHIRE HATHAWAY SPECIALTY INSURANCE

United States

CLAIMS REPORTING

All claims under policies underwritten by Berkshire Hathaway Specialty Insurance should be reported to our centralized Loss Processing Center. Claims will be assigned to our technical staff or to one of our preferred service providers.

Our 24-hour toll free number: **855.453.9675**

Claims may be reported via email to:

claimsnotice@bhspecialty.com

To report claims via mail or overnight mail refer to our website:

www.bhspecialty.com/claims

EXPECT A PERSONAL APPROACH

While technology adds speed and efficiencies, it is top-quality people that drive top-quality claims handling. That's why we continue to grow our industry-leading claims team with the most experienced claims professionals in the business.

Moreover, at Berkshire Hathaway Specialty Insurance, our claims team makes communicating proactively with you throughout the claims process a priority. Should you face a claim, you will quickly see our response is not about drafting letters, it's about having a dialogue--and responding to your particular needs and concerns.

Whether you face a D&O claim, a property loss, a large scale casualty crisis, you will have the experts you need at your service. Putting your policy to work for you.

Berkshire Hathaway Specialty Insurance Company
(a Stock Insurance Company)
1314 Douglas Street, Suite 1400
Omaha, NE 68102-1944

Excess Policy

Common Policy Declarations

THE PAYMENT OF DEFENSE COSTS WILL REDUCE THE LIMIT OF LIABILITY UNDER THIS POLICY.

This Declarations Page is attached to and forms part of the Policy

		Policy No.: 47-EPF-350395-01	**Renewal of:** New
Item 1.	**Named Insured:**	Allspring Funds Trust	
	Mailing Address:	1415 Vantage Park Drive, 3rd Floor Charlotte, NC 28203	
Item 2.	**Policy Period Effective:**	From: September 01, 2026	To: September 01, 2027
		Both days at 12:01 a.m. local standard time at Mailing Address listed in Item 1, above.	
Item 3.	**Limits of Insurance (including Defense Costs)**	Per Claim Limit:	$15,000,000
		Aggregate Policy Limit:	$15,000,000
		Total Underlying Limit of Liability:	$15,000,000
Item 4.	**Premiums:**	Policy Premium:	$30,500
		Terrorism Coverage Premium:	$0
		Total Premium:	$30,500
Item 5.	**Schedule of Underlying Insurance:**	(A) Followed Policy: *Carrier* Great American Insurance Company *Policy Number* FS 5177601 23 *Limit of Liability* $15,000,000 (B) See attached Schedule of Underlying Excess Policies	

Item 6. Notices to Insurer:	For claims, loss or potential claims ***By 24-hour toll free number:*** 855-453-9675 ***By Email:*** ClaimsNotice@bhspecialty.com ***By Email:*** CyberClaimsNotice@bhspecialty.com ***By Fax:*** 617-507-8259 ***By Mail:*** Log on to www.bhspecialty.com/claims-reporting.html for mailing address	All other notices ***By Email:*** execandprofnotices@bhspecialty.com ***By Fax:*** 617-248-1618 ***By Mail:*** Log on to www.bhspecialty.com/claims-reporting.html for mailing address
Item 7. Forms and Endorsements:	See attached Schedule	

This policy is comprised of this Declarations page, the policy form and the schedules and endorsements, if any, attached at the inception or issued during the Policy Period.

Signatures:

____
Ralph Tortorella, Secretary

____
Peter Eastwood, President

September 08, 2026
Dated

Berkshire Hathaway Specialty Insurance

Policy No.: 47-EPF-350395-01

Issued to: Allspring Funds Trust

FORMS SCHEDULE

The contents of the Policy are comprised of the following forms:

Form Number	Endorsement Title
EP-LX-DEC-05/2017	Excess Policy Common Policy Declarations
EP-FORMS-SCH-02/2015	Forms Schedule
EP-AX-NLF-001-09/2023	Excess Insurance Policy
EP-XS-SCH-01/2015	Schedule of Underlying
EP-UN-020-04/2020	Sanctions
EP-XS-016-11/2013	Amend Section III, Limits of Liability, For Excess Fidelity Bond
EP-XS-022-01/2014	State Amendatory & Policy Inconsistency - Most Favored Terms
EP-XS-031-01/2015	Amend Insurer Rights
EP-XS-045-10/2016	Amend Preamble To Insuring Agreements
EP-XS-092-10/2016	Sublimit Drop Down Endorsement (Specific Sublimits)

Berkshire Hathaway Specialty Insurance Company

(Hereinafter referred to as the **Insurer**)

EXCESS INSURANCE POLICY

UNLESS OTHERWISE PROVIDED BY THE UNDERLYING INSURANCE, THIS POLICY APPLIES TO CLAIMS FIRST MADE AND REPORTED DURING THE POLICY PERIOD SET FORTH IN ITEM 2. OF THE DECLARATIONS.

In consideration of the premium payment and in reliance on any provision(s) in the **Followed Policy**, the **Insurer** has also issued this policy in reliance upon all materials and written statements, which shall be deemed attached hereto and made a part hereof, submitted by or on behalf of the **Insured(s)** or **Named Insured** to the **Insurer** or any insurer of **Underlying Insurance** in connection with the underwriting of this policy.

I. INSURING AGREEMENT

This policy shall provide coverage in accordance with the same terms, conditions and limitations of the **Followed Policy**, or any more restrictive provisions of the **Underlying Excess Policies**, except as otherwise set forth in this policy. The coverage obligations under this policy shall attach to the **Insurer** only after all **Underlying Insurance** has in fact been exhausted by payment, in legal currency, of loss by or on behalf of the insurers of the **Underlying Insurance**, or by or on behalf of the **Insured(s)**. The risk of uncollectability of any **Underlying Insurance** (in whole or in part) for any reason is expressly retained by the **Insured(s)**, and is not insured under this policy or assumed by the **Insurer**.

II. DEFINITIONS

a. **Insurer** means Berkshire Hathaway Specialty Insurance Company.

b. **Insured(s)** has the meaning set forth in the **Followed Policy**.

c. **Named Insured** has the meaning set forth in Item 1. of the Declarations.

d. **Followed Policy** means the policy identified in Item 5. (A) of the Declarations.

e. **Underlying Excess Policies** means all policies scheduled in Item 5. (B) of the Declarations.

f. **Underlying Insurance** means the **Followed Policy** and all of the **Underlying Excess Policies**.

g. **Underlying Limits** means an amount equal to the total of all of the aggregate Limits of Liability, as set forth in Item 5 of the Declarations, for all **Underlying Insurance**.

III. LIMITS OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the **Insurer** for all loss under this policy for any reason. If the aggregate Limit of Liability under this policy is exhausted by payment of loss, the **Insurer's** obligations under this policy shall be deemed completely fulfilled and extinguished. If any **Underlying Insurance** grants

coverage subject to a liability sublimit, this policy shall not afford such coverage. The policy, however, shall recognize any reduction or exhaustion of the **Underlying Limits** by any payment under such coverage.

IV. UNDERLYING INSURANCE CHANGE

If, during the Policy Period as stated in Item 2. of the Declarations, there is a change to any **Underlying Insurance** which expands coverage, then this policy shall become subject to such change only if the **Insurer** agrees thereto by written agreement or by written endorsement to this policy and any additional premium is paid.

V. SEVERABILITY OF INTERESTS

In addition to any other clauses set forth herein, this policy shall follow any provisions in the **Followed Policy** regarding the severability and non-imputation of the statements, representations, or warranties of any **Insured(s)** and the limitations and restrictions in rescission or voidance of the **Followed Policy**.

VI. INSURER RIGHTS

The **Insurer** has the same rights, privileges and protections afforded to the insurer of the **Followed Policy.** The **Insurer** has the right, but not the obligation, at its sole discretion, to effectively associate with the **Insured(s)** in the defense and settlement of any claim which may attach to and be covered under this policy or any **Underlying Insurance**.

VII. NOTICE

Any notice provided to the **Underlying Insurance** shall also be provided to the **Insurer** under this policy, except that such notice shall be provided to the **Insurer** at either the physical or email address, both identified in Item 6. of the Declarations.

VIII. CANCELLATION AND NONRENEWAL

This policy shall follow, and specifically incorporates herein by reference, the conditions in the **Followed Policy** with respect to cancellation and nonrenewal, and shall comply with all of the requirements of any applicable state laws and regulations regarding cancellation and nonrenewal.

Berkshire Hathaway Specialty Insurance

Policy No.: **47-EPF-350395-01**

Issued to: **Allspring Funds Trust**

SCHEDULE OF UNDERLYING

Followed Policy(ies)

Insurer	Policy Number	Limits	Attachment
Great American Insurance Company	FS 5177601 23	$15,000,000	Primary

ENDORSEMENT 1

This endorsement, effective 12:01AM:	**September 01, 2026**
Forms a part of Policy No.:	**47-EPF-350395-01**
Issued to:	**Allspring Funds Trust**
By:	**Berkshire Hathaway Specialty Insurance Company**

SANCTIONS

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

EXCESS FOLLOW FORM POLICY

It is understood and agreed that the **Insurer** shall not be deemed to provide cover under this Policy and the **Insurer** shall not be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the **Insurer** to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the United States of America, European Union or United Kingdom or the trade or economic sanctions, laws or regulations of any other country, territory or region.

All other terms and conditions of this Policy remain unchanged.

ENDORSEMENT 2

This endorsement, effective 12:01 AM: September 01, 2026

Forms a part of Policy No.: 47-EPF-350395-01

Issued to: Allspring Funds Trust

By: Berkshire Hathaway Specialty Insurance Company

AMEND SECTION III, LIMITS OF LIABILITY, FOR EXCESS FIDELITY BOND

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

EXCESS POLICY FORM

In consideration of the payment of the premium for this policy it is hereby understood and agreed that the policy is amended as follows:

1. **Section III, LIMITS OF LIABILITY**, is hereby deleted and replaced by the following:

   With the exception of the amount of the **Single Loss** Limit of Liability and the policy Aggregate Limit of Liability as set out in Item 3 of the Declarations (as amended), this policy hereby adopts and incorporates Section 10. of the **Followed Policy**. If any **Underlying Insurance** grants coverage subject to a liability sublimit, this policy shall not afford such coverage. The policy, however, shall recognize any reduction or exhaustion of the **Underlying Limits** by any payment under such coverage.

All other terms and conditions of this policy remain unchanged.

ENDORSEMENT 3

This endorsement, effective 12:01 AM: September 01, 2026

Forms a part of Policy No.: 47-EPF-350395-01

Issued to: Allspring Funds Trust

By: Berkshire Hathaway Specialty Insurance Company

STATE AMENDATORY & POLICY INCONSISTENCY – MOST FAVORED TERMS

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

EXCESS POLICY FORM

In consideration of the payment of the premium for this policy it is hereby understood and agreed that the policy is amended to add the following language:

In the event that there is an inconsistency between a state amendatory attached to this Policy and any term or condition of this Policy, then it is understood and agreed that, where permitted by law, the **Insurer** shall apply those terms and conditions of either the amendatory or the policy which are more favorable to the **Insured**.

All other terms and conditions of this policy remain unchanged.

Berkshire Hathaway Specialty Insurance

ENDORSEMENT 4

This endorsement, effective 12:01AM:	**September 01, 2026**
Forms a part of Policy No.:	**47-EPF-350395-01**
Issued to:	**Allspring Funds Trust**
By:	**Berkshire Hathaway Specialty Insurance Company**

AMEND INSURER RIGHTS

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

EXCESS POLICY FORM

In consideration of the payment of the premium for this policy it is hereby understood and agreed that the policy is amended as follows:

SECTION VI. INSURER RIGHTS is deleted and replaced by the following:

The **Insurer** has the same rights, privileges and protections afforded to the insurer of the **Followed Policy.** The **Insurer** has the right, but not the obligation, at its sole discretion, to effectively associate with the **Insured(s)** in the defense and settlement of any claim which is reasonably expected to involve the Limit of Liability of this policy.

All other terms and conditions of this policy remain unchanged.

ENDORSEMENT 5

This endorsement, effective 12:01AM:	**September 01, 2026**
Forms a part of Policy No.:	**47-EPF-350395-01**
Issued to:	**Allspring Funds Trust**
By:	**Berkshire Hathaway Specialty Insurance Company**

AMEND PREAMBLE TO INSURING AGREEMENTS

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the payment of the premium for this policy, it is hereby understood and agreed that the policy is amended by deleting the paragraph immediately preceding Section **I. Insuring Agreement** in its entirety and replacing it with the following:

In consideration of the premium payment, the **Insureds** and the **Insurer** agree as follows:

All other terms and conditions of this policy remain unchanged.

Berkshire Hathaway Specialty Insurance

ENDORSEMENT 6

This endorsement, effective 12:01AM:	**September 01, 2026**
Forms a part of Policy No.:	**47-EPF-350395-01**
Issued to:	**Allspring Funds Trust**
By:	**Berkshire Hathaway Specialty Insurance Company**

SUBLIMIT DROP DOWN ENDORSEMENT (SPECIFIC SUBLIMITS)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the payment of the premium for this policy it is hereby understood and agreed the policy is amended as follows:

1. Notwithstanding anything in the policy to the contrary, including but not limited to Section **III. LIMITS OF LIABILITY**, in the event of the exhaustion of a sublimit of liability for a particular coverage under the **Followed Policy** for the below listed **SPECIFICALLY FOLLOWED TERM(S) & CONDITION(S)**, the **Insurer** shall drop down and pay otherwise covered amounts incurred pursuant to such **SPECIFICALLY FOLLOWED TERM(S) & CONDITION(S)** in accordance with the same terms, conditions and limitations of the **Followed Policy** and subject to the corresponding **SUBLIMIT OF LIABILITY**, which amount shall be part of, and not in addition to the aggregate Limit of Liability set forth in the Declarations of this policy.

2. Upon the exhaustion of the **SUBLIMIT OF LIABILITY** for the **SPECIFICALLY FOLLOWED TERM(S) & CONDITION(S)**, the **Insurer's** remaining obligations under this policy shall be suspended until the exhaustion of the remaining **Underlying Limits** and nothing in this endorsement shall be construed to require the **Insurer** to drop down and pay any further amounts under this policy until such exhaustion of the remaining **Underlying Limits**.

SPECIFICALLY FOLLOWED TERM(S) & CONDITION(S)	SUBLIMIT OF LIABILITY
Social Engineering	$250,000 excess of $250,000

All other terms and conditions of this policy remain unchanged.

ZURICH®

Dear Policyholder,

Thank you for choosing Zurich for your Financial Lines needs. We truly appreciate your business and welcome the opportunity to work with you.

We wanted to inform you that under the terms of this transaction you are entitled to online services and resources that are designed just for Financial Lines customers. These resources are available at no additional cost to you and include loss mitigation tips and techniques, industry-related articles and more. Here are just some examples of what is available to you:

- **Litigation Management** – LMG can help optimize claim outcomes by verifying that defense cases are staffed appropriately, and dollars are spent wisely, as well as provide a variety of other services. More information can be found on the **Claims Litigation Management** webpage.
- **Thought leadership materials** – dedicated to your top-of-mind needs, including timely webinars and engaging white papers, even specific to your industry segments. Recent news and insights can be found on the **Management Liability Insights** webpage.
- **Security & Privacy readiness self-assessment** – this exposure makes headlines daily. How ready is your organization for this fast-growing threat?
- **Strategic Risk Services and Enterprise Risk Management** – on-line information source for related hot topics and ERM videos to minimize barriers to achieving expected business outcomes.

Additional resource links:

- To learn more about Zurich's management solutions, visit **Management Liability Insurance | Zurich Insurance**.
- To learn more about Zurich's Financial Institution Financial Lines offerings, visit **Insurance for Financial Institutions | Zurich Insurance**.
- **Operating in foreign countries?** Your domestic Directors & Officers (D&O) Insurance may not provide all the protection your people need. **Learn more about International Towers by Zurich**.

Deliver for our customers when it matters most. At Zurich, that's the promise we make every day. Thank you again for choosing Zurich North America.

Sincerely,

The Zurich North America Financial Lines Team

Zurich North America
1299 American Way
Schaumburg, IL 60196

This is intended as a general description of certain types of risk engineering and risk management services available to qualified customers in the U.S. through The Zurich Services Corporation. The Zurich Services Corporation does not guarantee any particular outcome and there may be conditions on your premises or within your organization, which may not be apparent to us. You are in the best position to understand your business and your organization and to take steps to minimize risk, and we wish to assist you by providing the information and tools to help you assess your changing risk environment.

Disclosure Statement

It is our pleasure to present the enclosed policy to you
for presentation to your customer.

INSTRUCTION TO AGENT OR BROKER:

WE REQUIRE THAT YOU TRANSMIT THE ATTACHED/ENCLOSED DISCLOSURE STATEMENT TO THE CUSTOMER WITH THE POLICY.

Once again, thank you for your interest, and we look forward to meeting your needs and those of your customers.

Disclosure Statement

ZURICH®

NOTICE OF DISCLOSURE FOR AGENT & BROKER COMPENSATION

If you want to learn more about the compensation Zurich pays agents and brokers visit:

https://www.zurichna.com/producercompensation

or call the following toll-free number: (866) 903-1192.

This Notice is provided on behalf of Zurich American Insurance Company

and its underwriting subsidiaries.

Important Notice – In Witness Clause

In return for the payment of premium, and subject to the terms of the policy, coverage is provided as stated in the policy.

IN WITNESS WHEREOF, this Company has executed and attested these presents and, where required by law, has caused the policy to be countersigned by its duly Authorized Representative(s).

[ ] [ ]

President *Corporate Secretary*

QUESTIONS ABOUT YOUR INSURANCE? Your agent or broker is best equipped to provide information about your insurance. Should you require additional information or assistance in resolving a complaint, call or write to the following (please have your policy or claim number ready):

Zurich in North America
Customer Inquiry Center
1299 Zurich Way
Schaumburg, Illinois 60196-1056
1-800-382-2150 (Business Hours: 8am - 4pm [CT])
Email: info.source@zurichna.com

Excess Select Crime Insurance Policy Declarations

ZURICH

Fidelity and Deposit Company of Maryland
1299 Zurich Way
Schaumburg, Illinois 60196-1056
a stock company, hereinafter the "Underwriter"

THIS POLICY FOLLOWS THE TERMS, CONDITIONS, AND LIMITATIONS OF THE FOLLOWED POLICY. DEFINED TERMS APPEAR IN BOLD AND HAVE THE MEANING SET FORTH IN THE POLICY. PLEASE READ THIS POLICY CAREFULLY.

Policy Number: FIB 6003464-07

Item 1. **Policyholder** and Mailing Address: Allspring Funds Trust
1415 Vantage Park Drive, 3rd Floor
Charlotte, NC 028203

Item 2. Limit of Insurance: $15,000,000

Item 3. **Underlying Insurance**:

A. **Followed Policy**:

Insurer	Policy Number	Limit of Insurance	Deductible
Great American Insurance Company	FS 5177601 23	$15,000,000	$50,000

B. Other Policy(ies):

Insurer	Policy Number	Limit of Insurance	Attachment
Berkshire Hathaway Specialty Insurance Company	47-EPF-350395-01	$15,000,000	$15,000,000

Item 4. **Policy Period**: From: 12:01 A.M. on 09/01/2026 To: 12:01 A.M. on 09/01/2027

Policy incepts and expires at the local time at the address shown in Item 1.

Item 5. Endorsements Effective at Inception: See Attached Schedule of Forms and Endorsements

Item 6. Notice to Underwriter:

A. Address for Notice of Claim or Potential Claim

Attn: Zurich North America-MSG Claims
P.O. Box 968041 Schaumburg, IL
60196-8041 FAX: 866255-2962
Email: msgclms@zurichna.com

B. Address for All Other Notices

Attn: Northeast, Mase & West Region
Underwriting Regional
300 S. Riverside Plaza
Chicago, IL 60606
Email: NEsubmissions@zurichna.com

Item 7. Premium: $25,000

Form and Endorsement Schedule

ZURICH

Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l Prem.	Return Prem.
FIB 6003464-07	09/01/2026	09/01/2027	09/01/2026	----	----

Policyholder: Allspring Funds Trust

Form Name	Form Number	Edition Date	Endorsement No.
Disclosure Statement	U-GU-873-A CW	06/11	
Notice of Disclosure for Agent & Broker Compensation	U-GU-874-B CW	02/23	
Important Notice- In Witness Clause	U-GU-319-G	01/26	
Excess Select Crime Insurance Policy Declarations	U-CRXS-D-100-A CW	05/16	
Excess Select Crime Insurance Policy	U-CRXS-100-A CW	05/16	
North Carolina Amendatory Endorsement	U-CRXS-157-A NC	05/16	01
State Amendatory Inconsistency Endorsement	U-CRXS-125-A CW	05/16	02
Sublimit Coverage with Drop Down	M-CRXS-2014X CW	09/25	03
Sanctions Exclusion Endorsement	U-GU-1191-A CW	03/15	

Excess Select Crime Insurance Policy

ZURICH®

In consideration of payment of the premium and in reliance upon the statements made and information furnished to the Underwriter and to the Insurers of the **Underlying Insurance**, including the statements made in the application and its attachments and any material submitted therewith, all of which are made a part hereof, and subject to the Declarations, limitations, conditions, provisions, and other terms of this Policy (including any endorsements hereto), the Underwriter, the **Policyholder** and the **Insureds** agree as follows:

I. INSURING CLAUSE

The Underwriter shall provide the **Insureds** with insurance coverage during the **Policy Period** excess of the **Underlying Insurance**. Coverage under this Policy shall attach only after:

A. all the Limit(s) of Insurance of the **Underlying Insurance** have been exhausted solely as a result of the actual payment of covered loss(es); or

B. the **Insured** and/or any other insurer(s), entity(ies), or individual(s) on behalf of the **Insured** has paid up to the full Limits of Insurance for covered loss(es), and satisfied any applicable deductible or retention amount(s) of the **Underlying Insurance**, if any **Underlying Insurance** fails to pay covered loss(es).

Coverage under this Policy shall apply in conformance with and subject to the limitations, conditions, provisions, and other terms of the **Followed Policy**. In no event shall coverage under this Policy be broader than coverage under any **Underlying Insurance**.

In the event of exhaustion of all the Limits of Insurance of the **Underlying Insurance** solely as a result of the payment of covered loss(es), this Policy shall continue in force as primary or governing insurance excess of the applicable deductible or retention amount(s) of the **Underlying Insurance**, which shall be applied to any subsequent covered loss as specified in the **Followed Policy**.

II. DEFINITIONS

When used in this Policy, the terms below are defined as follows:

A. **Insured**, either singular or plural, means the **Policyholder** and those organizations designated as insureds under the **Followed Policy**.

B. **Policyholder** means the organization designated in Item 1. of the Declarations of this Policy.

C. **Policy Period** means the period of time specified in Item 4. of the Declarations of this Policy.

D. **Followed Policy** means the policy or bond, including any endorsements or riders, designated in Item 3.A. of the Declarations of this Policy.

E. **Underlying Insurance** means all of the policy(ies) or bonds, including any endorsements or riders, designated in Item 3. of the Declarations of this Policy.

III. LIMIT OF INSURANCE

The amount set forth in Item 2. of the Declarations shall be the Underwriter's maximum liability for any one loss under this Policy covered by the **Underlying Insurance** in effect during the **Policy Period**.

Any coverage under the **Underlying Insurance** that provides a Limit of Insurance that is less than the Limit of Insurance stated in Item 3. of the Declarations for such **Underlying Insurance** ("Sublimit of Insurance") shall not trigger coverage under this Policy upon exhaustion of the Sublimit of Insurance; provided, however, any actual payment of covered loss(es) made under any **Underlying Insurance** on account of any loss for which coverage is subject to a Sublimit of Insurance shall be recognized by the Underwriter as reducing the Limit(s) of Insurance designated in Item 3. of the Declarations.

IV. CONDITIONS

A. Reporting and Notice – As a condition precedent to exercising any rights under this Policy, the **Policyholder** shall give the Underwriter written notice of any loss or of an occurrence which may become a loss and proof of loss

under this Policy or any **Underlying Insurance** in the same manner required by the terms and conditions of the **Followed Policy**. Notwithstanding the foregoing, notice to the insurer(s) of any **Underlying Insurance** does not constitute notice to the Underwriter. Written notice of loss shall be provided to the Underwriter at the address set forth in Item 6.A. of the Declarations.

The Underwriter shall be given notice in writing to the address set forth in Item 6.B. of the Declarations as soon as practicable in the event of (i) termination of any **Underlying Insurance**, (ii) any additional or return premiums charged or allowed in connection with any **Underlying Insurance**, or (iii) any alteration of any provision of any **Underlying Insurance**.

B. Alteration – No change in, modification of, or assignment of interest under this Policy shall be effective except when made by endorsement to this Policy by an authorized representative of the Underwriter. To the extent any **Underlying Insurance** is modified or altered, the Underwriter shall not recognize any new or modified coverage to which it has not consented to in writing.

C. Maintenance of **Underlying Insurance** – As a condition precedent to coverage under this Policy, the **Policyholder** agrees to maintain the **Underlying Insurance** during the **Policy Period** in full effect with solvent insurers. To the extent such **Underlying Insurance** is not maintained, then the **Policyholder** shall be deemed self-insured for the amount of the Limit(s) of Insurance of any such **Underlying Insurance**.

D. Claim Participation – The Underwriter may, at its sole discretion, elect to participate in the investigation, defense or settlement of any claim covered by this Policy even if the **Underlying Insurance** has not been exhausted and the **Insured** shall give the Underwriter such information and cooperation as it may reasonably require.

E. Subrogation/Recoveries – In the event of any payment under this Policy, the Underwriter shall be subrogated to all the **Insured's** rights of recovery against any person or organization to the extent of such payment, and the **Insured** shall execute and deliver agreements, instruments and papers that are requested and do whatever is necessary to secure such rights.

Any amounts recovered after payment of loss hereunder shall be apportioned in the inverse order of payment by the Underwriter and the insurers of any **Underlying Insurance** to the extent of actual payments, the balance shall be paid to the **Policyholder**. The expenses of all such recovery proceedings shall be apportioned in the ratio of respective recoveries.

Endorsement # 01

North Carolina Amendatory Endorsement

Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l Prem.	Return Prem.
FIB 6003464-07	09/01/2026	09/01/2027	09/01/2026	----	----

Policyholder: Allspring Funds Trust

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Select Crime Insurance Policy

It is agreed that:

For purposes of this endorsement, all terms in bold below shall have the meaning provided in the Declarations and Policy. The following section is added to the Policy:

V. POLICY TERMINATION, NONRENEWAL AND CONDITIONAL RENEWAL

A. Cancellation

1. The **Policyholder** may cancel this Policy by mailing or delivering to the Underwriter advance written notice of cancellation stating when such cancellation shall take effect.

2. Policies In Effect Less Than Sixty (60) Days

   If this Policy has been in effect for less than sixty (60) days, the Underwriter may cancel this Policy by mailing or delivering to the **Policyholder** written notice of cancellation at least:

   a. fifteen (15) days before the effective date of cancellation if the Underwriter cancels for nonpayment of premium; or

   b. thirty (30) days before the effective date of cancellation if the Underwriter cancels for any other reason.

3. Policies In Effect Sixty (60) Days Or More

   If this Policy has been in effect for sixty (60) days or more, or is a renewal of a policy the Underwriter issued, the Underwriter may cancel this Policy prior to the expiration of the policy term or anniversary date as stated in the Policy only for one or more of the following reasons:

   a. nonpayment of premium;

   b. an act or omission by the **Insured** or the **Insured's** representative that constitutes material misrepresentation or nondisclosure of a material fact in obtaining this Policy, continuing this Policy or presenting a claim under this Policy;

   c. increased hazard or material change in the risk assumed that could not have been reasonably contemplated by the parties at the time of assumption of the risk;

   d. substantial breach of contractual duties, conditions or warranties that materially affects the insurability of the risk;

   e. a fraudulent act against the Underwriter by the **Insured** or the **Insured's** representative that materially affects the insurability of the risk;

   f. willful failure by the **Insured** or the **Insured's** representative to institute reasonable loss control measures that materially affect the insurability of the risk after written notice by the Underwriter;

   g. loss of facultative reinsurance, or loss of or substantial changes in applicable reinsurance as provided in G.S. 58-41-30;

h. conviction of the **Insured** of a crime arising out of acts that materially affect the insurability of the risk; or

i. a determination by the Commissioner of Insurance that the continuation of the Policy would place the Underwriter in violation of the laws of North Carolina.

The Underwriter will mail or deliver written notice of cancellation to the **Policyholder** at least:

(i) fifteen (15) days before the effective date of cancellation, if cancellation is for nonpayment of premium; or

(ii) thirty (30) days before the effective date of cancellation, if cancellation is for any other reason.

4. Cancellation for nonpayment of premium will not become effective if the **Policyholder** pays the premium amount due before the effective date of cancellation.

5. The Underwriter may also cancel this Policy for any reason not stated above provided the Underwriter obtains the **Policyholder's** prior written consent.

6. In the event of cancellation, the Underwriter shall refund any unearned premium calculated pro-rata.

B. Nonrenewal

1. If the Underwriter elects not to renew this Policy, the Underwriter will mail or deliver to the **Policyholder** written notice of nonrenewal at least forty-five (45) days prior to the:

   a. expiration of the Policy if the Policy has been written for one year or less; or

   b. anniversary date of the Policy if this Policy has been written for more than one year or for an indefinite term.

2. The Underwriter need not mail or deliver the notice of nonrenewal if the **Policyholder** has:

   a. insured property covered under this Policy under any other insurance policy;

   b. accepted replacement coverage; or

   c. requested or agreed to nonrenewal of this Policy.

C. Conditional Renewal

1. If at renewal, the Underwriter intends to decrease coverage, increase deductibles, impose a surcharge or increase the premium rate applicable to the renewal policy, the Underwriter will provide the **Policyholder** and any designated mortgagee or loss payee with renewal terms and a statement of premium forty-five (45) days prior to the:

   a. expiration of the Policy if this Policy has been written for one year or less; or

   b. anniversary date of the Policy if this Policy has been written for more than one year or for an indefinite term.

2. If the Underwriter fails to furnish the renewal terms and statement of premium due in the manner required, the **Policyholder** may cancel the renewal policy within the thirty (30) day period following receipt of the renewal terms and statement of premium due. Earned premium for any period of coverage shall be calculated pro-rata upon the premium applicable to the policy being renewed instead of the renewal policy. If an insurer fails to comply with the forty-five (45) day notice requirement, the **Policyholder** is entitled to the option of coverage under the policy being renewed, at the same cost of that policy until forty-five (45) days have elapsed after the Underwriter has provided the **Policyholder** with notice.

3. If the Underwriter has issued a policy for a term longer than one year, and for additional consideration the premium has been guaranteed for the entire term, it is unlawful for the Underwriter to increase that premium or require policy deductibles or other policy provisions less favorable to the **Policyholder** during the term of the policy.

D. Notice

The Underwriter shall mail or deliver all notices required under this Section V. to the **Policyholder** and any designated loss payee at the address shown in the Policy. Such notice will state the reason(s) for cancellation or nonrenewal. If notice is mailed, proof of mailing will be sufficient proof of notice.

All other terms, conditions, provisions and exclusions of this Policy remain the same.

Endorsement # 02

State Amendatory Inconsistency Endorsement

Policy No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l Prem.	Return Prem.
FIB 6003464-07	09/01/2026	09/01/2027	09/01/2026	----	----

Policyholder: Allspring Funds Trust

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Select Crime Insurance Policy

It is agreed that:

If there is an inconsistency between the terms and conditions in the **Underlying Insurance** and any attached state amendatory endorsement, where permitted by law, the Underwriter shall apply the terms and conditions that are more favorable to the **Insured**.

All other terms, conditions, provisions and exclusions of this Policy remain the same.

Endorsement # 03

Sublimit Coverage with Drop Down

Pol. No.	Eff. Date of Pol.	Exp. Date of Pol.	Eff. Date of End.	Add'l Prem.	Return Prem.
FIB 6003464-07	09/01/2026	09/01/2027	09/01/2026	----	----

Policyholder: Allspring Funds Trust

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Excess Select Crime Insurance Policy

It is agreed that:

Section III. LIMIT OF INSURANCE is amended to include the following:

Notwithstanding the above, this Policy shall provide excess coverage for Social Engineering Fraud, in the **Followed Policy**. This coverage afforded herein for Social Engineering Fraud will drop down and be excess of any other valid and collectible Sublimit of Liability for Social Engineering Fraud in the **Underlying Insurance**. This Sublimit of Liability shall be part of and not in addition to the Limit of Insurance stated in Item 2 of the Declarations and will in no way serve to increase the Underwriter's Limit of Insurance.

The following Sublimit of Liability shall apply as respects coverage afforded by this Policy in the aggregate for each **Policy Period** for Social Engineering Fraud: $250,000 excess of $500,000.

All other terms and conditions of the Policy shall apply and remain unchanged.

SANCTIONS EXCLUSION ENDORSEMENT

ZURICH

Policyholder: Allspring Funds Trust

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

The following exclusion is added to the policy to which it is attached and supersedes any existing sanctions language in the policy, whether included in an Exclusion Section or otherwise:

SANCTIONS EXCLUSION

Notwithstanding any other terms under this policy, we shall not provide coverage nor will we make any payments or provide any service or benefit to any insured, beneficiary, or third party who may have any rights under this policy to the extent that such cover, payment, service, benefit, or any business or activity of the insured would violate any applicable trade or economic sanctions law or regulation.

The term policy may be comprised of common policy terms and conditions, the declarations, notices, schedule, coverage parts, insuring agreement, application, enrollment form, and endorsements or riders, if any, for each coverage provided. Policy may also be referred to as contract or agreement.

We may be referred to as insurer, underwriter, we, us, and our, or as otherwise defined in the policy, and shall mean the company providing the coverage.

Insured may be referred to as policyholder, named insured, covered person, additional insured or claimant, or as otherwise defined in the policy, and shall mean the party, person or entity having defined rights under the policy.

These definitions may be found in various parts of the policy and any applicable riders or endorsements.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED

Berkley Crime

a division of Berkley Financial Specialists

| a Berkley Company

EXPERTS FOCUSED ON YOUR PROTECTION. WE DELIVER.


http://

Berkley Crime
a division of Berkley Financial Specialists
| a Berkley Company

September 11, 2026
Stephen Steichen
Willis Towers Watson MIdwest Inc
8400 Normandale Lake Blvd
Minneapolis, MN 55437

Re: Allspring Funds Trust
Policy # BFIV-45001759-31

Dear Stephen,

Thank you for insuring your account with Berkley Crime. Attached please find a copy of the policy for the above referenced account. In the event of loss, please contact:

Berkley Financial Specialists
Claims Department
901 Dulaney Valley Road, Suite 708
Towson, Maryland 21204
Phone (toll free): (866) 539-3995, Option 3
Fax (toll free): (866) 915-7879
E-Mail: claims@berkleycrime.com

Please feel free to contact me with any additional questions.

Sincerely,

Benjamin Zubrowski
Executive Underwriter
bzubrowski@berkleycrime.com

Berkley Financial Specialists | a Berkley Company

EXCESS
FINANCIAL LINES INSURANCE

Berkley Regional Insurance Company

Declarations

This **Policy** is issued by the stock insurance company listed above (the "**Insurer**").

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY IS A CLAIMS MADE POLICY WHICH COVERS ONLY CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD OR ANY APPLICABLE EXTENDED REPORTING PERIOD. IN NO EVENT SHALL THE INSURER BE LIABLE FOR LOSS OR DEFENSE COSTS IN EXCESS OF THE AGGREGATE LIMIT OF LIABILITY. PLEASE READ THIS POLICY CAREFULLY.

POLICY NUMBER:	BFIV-45001759-31
INSURER:	Berkley Regional Insurance Company 475 Steamboat Road Greenwich, CT 06830

ITEM 1. NAMED INSURED:	Allspring Funds Trust 1415 Vantage Park Drive, 3rd Floor Charlotte, NC 28203

ITEM 2. POLICY PERIOD:	From: 09/01/2026 To: 09/01/2027 (As of 12:01 a.m. at the Address set forth in Item 1)

ITEM 3. LIMIT OF LIABILITY	Participation: $10,000,000
AGGREGATE LIMIT OF LIABILITY:	N/A Each **Policy Period**

ITEM 4. FOLLOWED POLICY:	
Type of Coverage	Investment Company Bond
Insurer	Great American Insurance Company
Policy Number	
ITEM 5. FOLLOWED COVERAGES:	

ITEM 6. SCHEDULE OF UNDERLYING POLICIES (each an **"Underlying Policy"**):

Insurer	Policy Number	Policy Period	Limit of Liability	Aggregate Limit of Liability	Attachment Point
Great American Insurance Company	FS 5177601 23	09/01/2026 - 09/01/2027	$15,000,000		
Berkshire Hathaway Specialty Insurance Company	47-EPF-350395-01	09/01/2026 - 09/01/2027	$15,000,000		$15,000,000
Zurich Insurance Company Ltd.	FIB 6003464-07	09/01/2026 - 09/01/2027	$15,000,000		$30,000,000

ITEM 7. PREMIUM:	$14,500

ITEM 8. NOTICES:		
CLAIMS	Berkley Financial Specialists 901 Dulaney Valley Road, Suite 708 Towson, MD 21204	Phone: (866) 539-3995, Option 3 Fax: (866) 915-7879 Email: claims@berkleyfs.com
ALL OTHER	Berkley Financial Specialists 433 South Main Street, Suite 200 West Hartford, CT 06110	Phone: (866) 539-3995, Ext. 6316 Fax: (866) 915-7879 Email: customerservice@berkleyfs.com

ITEM 9. ENDORSEMENTS:	
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 08 18	Berkley Crime Cover Letter
XS CRB DEC 01 11 25	Excess Declarations
BAP 90 00 11 13	Forms Index
XS BFS 14 11 15	Drop Down Coverage & Limit Endorsement
IL P 001 01 04	U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") Advisory Notice to Policyholders
IL 83 19 08 15	Office Of Foreign Assets Control (OFAC) Exclusion Endorsement
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

IN WITNESS WHEREOF, the **Insurer** has caused this **Policy** to be signed by its President and Secretary, and countersigned by a duly authorized representative of the **Insurer**.

Authorized Representative:

Kathleen D. Webb

Secretary
Kathleen D. Webb

Gerald B. Bushey

President and CEO
Gerald B. Bushey

Date: 09/01/2026

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FORMS INDEX

Forms and Endorsements Forming Part of this Policy When Issued:	
Form Number and Edition Date	Description of Form or Endorsement:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 08 18	Berkley Crime Cover Letter
XS CRB DEC 01 11 25	Excess Declarations
BAP 90 00 11 13	Forms Index
XS BFS 14 11 15	Drop Down Coverage & Limit Endorsement
IL P 001 01 04	U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") Advisory Notice to Policyholders
IL 83 19 08 15	Office Of Foreign Assets Control (OFAC) Exclusion Endorsement
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

All other terms, conditions, limitations and exclusions remain unchanged.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

DROP DOWN COVERAGE & LIMIT ENDORSEMENT

This endorsement modifies insurance provided by the Excess Financial Lines Insurance Policy.

It is agreed that Section III. Limits of Liability, item (C) is amended by adding the following at the end of this section:

The **Insurer** agrees to pay the **Insured** up to $250,000 as excess and not contributing insurance for Social Engineering **Loss**, excluding Other Property, that exceeds the $750,000 sublimit in the **Underlying Policies**.

All other terms, conditions, limitations, and exclusions remain unchanged.

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ CAREFULLY

OFFICE OF FOREIGN ASSET CONTROL (OFAC) EXCLUSION ENDORSEMENT

No insurer shall be deemed to provide cover and no insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions laws or regulations of the European Union, United Kingdom or the United States.

Berkley Crime

a division of Berkley Financial Specialists

| a Berkley Company

Berkley Crime

433 South Main Street, Suite 200 | West Hartford, CT 06110 | 844.44.CRIME

Berkleycrime.com

GREAT AMERICAN® INSURANCE GROUP | Fidelity / Crime Division

FIDELITY / CRIME DIVISION 30 YEARS EST. 1995

800-545-4269
GAIG.com

IMPORTANT NOTICE
FIDELITY CRIME DIVISION CLAIMS

Should this account have a potential claim situation, please contact:

Fidelity & Crime Claims Department
Great American Insurance Group
Five Waterside Crossing
Windsor, CT 06095

(860) 298-7330
(860) 688-8188 fax

CrimeClaims@gaig.com

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

GREAT AMERICAN INSURANCE COMPANY
(herein called UNDERWRITER)

Bond No.: FS F572927 00

Named Insured: Allspring Funds Trust

(herein called Insured)

Address: 1415 Vantage Park Drive, 3rd Floor
Charlotte, NC 28203

The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the INSURED, and subject to the terms and conditions of the underlying coverage scheduled in Item 3. below, as excess and not contributing insurance, agrees to pay the INSURED for loss which:

(a) Would have been paid under the Underlying but for the fact that such loss exceeds the limit of liability of the Underlying Carrier(s) listed in Item **3**., and

(b) for which the Underlying Carrier(s) has (have) made payment, and the Insured has collected, the full amount of the expressed limit of the Underlying Carrier's(s) liability.

Item **1.** Bond Period: from 12:01 a.m. on 09/01/2026 (inception) to 12:01 a.m. on 09/01/2027 (expiration)

Item **2.** Single Loss Limit of Liability at Inception: $ 10,000,000

Item **3.** Underlying Coverage Schedule:

A) Company: Great American Insurance Company
Single Loss Limit: $ 15,000,000
Deductible Amount: $ 50,000
Bond Number: FS 517-76-01-23
Bond Period: from 12:01 a.m. on 09/01/2026 to 12:01 a.m. on 09/01/2027

B) Company: Berkshire Hathaway Specialty Insurance Company
Single Loss Limit: $ 15,000,000
Attachment Point: $ 15,000,000
Bond Number: 47-EPF-350395-01
Bond Period: from 12:01 a.m. on 09/01/2026 to 12:01 a.m. on 09/01/2027

C)	Company:	Fidelity and Deposit Company of Maryland
	Single Loss Limit:	$ 15,000,000
	Attachment Point:	$ 30,000,000
	Bond Number:	FIB 6003464-07
	Bond Period:	from 12:01 a.m. on 09/01/2026 to 12:01 a.m. on 09/01/2027
D)	Company:	Berkley Regional Insurance Company
	Single Loss Limit:	$ 10,000,000
	Attachment Point:	$ 45,000,000
	Bond Number:	BFIV-45001759-31
	Bond Period:	from 12:01 a.m. on 09/01/2026 to 12:01 a.m. on 09/01/2027

Item **4.** Coverage provided by this Bond is subject to the following attached Rider(s): 1.

Item **5.** By acceptance of this Bond, you give us notice canceling prior Bond No. N/A, the cancellation to be effective at the same time this Bond become effective.

RIDER NO. 1

EXCLUDE ALL SUB-LIMITED COVERAGE(S) EXCEPT AS SPECIFIED

To be attached to and form part of **Financial Institution Excess Follow Form Certificate**

Bond No.: FS F572927 00

In favor of: Allspring Funds Trust

It is agreed that:

Coverage provided by this Bond shall not respond as excess over any sub-limited coverage(s) that are part of the Underlying Bond(s) excluding the following sub-limited coverage(s) specified below:

Sub-limited Coverage(s):	**Excess Sub-limit of Insurance Provided:**	**Attachment Point:**
Insuring Agreement **(O)- Social Engineering Fraud**	$250,000	$1,000,000 in Underlying Limits plus $50,000 Primary Deductible

The sub-limit of Insurance shown above is part of, and not in addition to, the applicable Single Loss Limit of Liability at Inception shown in Item **2.** on the Financial Institution Excess Follow Form Certificate. The most we will pay for all loss resulting directly from an occurrence under this Rider are the sub-limits of Insurance shown above.

Coverage afforded by this Rider does not apply to any loss occurring prior to 09/01/2026.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

This Rider shall become effective as of 12:01 a.m. on 09/01/2026 standard time.

In Witness Clause

In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.

PRESIDENT SECRETARY

Policy Number: 41 FI 0935805-26

THE HARTFORD PREMIER EXCESS℠
FIDELITY DECLARATIONS

TWIN CITY FIRE INSURANCE CO.
One College Park 8910 Purdue Road, Indianapolis, IN 46268-0930
This policy is issued by the stock insurance company listed above, herein called the **Insurer**.

Item 1: Name of Insured and Address:	Producer Code, Name & Address:
ALLSPRING FUNDS TRUST 1415 VANTAGE PARK DRIVE 3RD FLOOR CHARLOTTE, NC 28203	41716469 WILLIS TOWERS WATSON MIDWEST INC 8400 NORMANDALE LK BLVD 1700 MINNEAPOLIS, MN 55437

Item 2: Policy Period: From 12:01 a.m. on 09/01/2026 to 12:01 a.m. on 09/01/2027
(local time at the address shown in **Item 1.**)

Item 3: **Limit of Liability each Policy Period:**

Single Loss Limit of Liability:	$10,000,000
Aggregate Limit of Liability:	$N/A

Item 4: Premium: $13,000

Item 5: Followed Policy:

Company:	GREAT AMERICAN INSURANCE COMPANY
Policy Number:	FS 5177601 23

Item 6: Address for Claims-Related Notices:	**Item 7.** Address for all other Notices:
The Hartford Hartford Financial Lines One Hartford Plaza Hartford, CT 06115	The Hartford Hartford Financial Lines One Hartford Plaza Hartford, CT 06115
HFPClaims@thehartford.com Fax: (917) 464-6000	**HFPExpress@thehartford.com** Fax: (866) 586-4550

Item 8: Underlying Insurance:

Company	Policy Number	Limit/Attachment	Aggregate
GREAT AMERICAN INSURANCE COMPANY	FS 5177601 23	$15,000,000	$N/A
BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY	47-EPF-350395-01	$15,000,000 Excess of $15,000,000	$N/A
FIDELITY & DEPOSIT COMPANY OF MARYLAND	FIB 6003464-07	$15,000,000 Excess of $30,000,000	$N/A
BERKLEY REGIONAL INSURANCE COMPANY	BFIV-45001759-31	$10,000,000 Excess of $45,000,000	$N/A
GREAT AMERICAN INSURANCE COMPANY	FS F572927 00	$10,000,000 Excess of $55,000,000	$N/A

Date 09/01/2026

ENDORSEMENT

This endorsement, effective on 09/01/2026 at 12:01 A.M standard time, forms a part of

Policy No. 41 FI 0935805-26 of the TWIN CITY FIRE INSURANCE CO.

Issued to ALLSPRING FUNDS TRUST

A. Morris Tooker, President

SCHEDULE

	UX00H05000	12/20	THE HARTFORD PREMIER EXCESS FIDELITY DECLARATIONS
	UX00H00300	8/15	THE HARTFORD PREMIER EXCESS POLICY
1	UX00H05300	12/20	SUB-LIMIT DROP-DOWN COVERAGE (OVER COVERAGE PART)
2	HG00H00901	7/08	AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT
3	UX00H03600	8/15	STATE AMENDATORY INCONSISTENCY ENDORSEMENT
4	UX00H05100	12/20	FIDELITY EXCESS ENDORSEMENT
	HG32H10301	3/11	IMPORTANT NOTICE REGARDING APPLICATIONS - NORTH CAROLINA
	HG00H12900	10/16	U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")
	HR00H09300	2/07	PRODUCER COMPENSATION NOTICE

THE HARTFORD PREMIER EXCESS POLICY

I. INSURING AGREEMENT

This policy provides coverage in accordance with the terms, conditions, and limitations contained in the **Followed Policy**, except as otherwise provided herein.

II. LIMIT OF LIABILITY

Liability for Loss shall attach to the **Insurer** only after the **Underlying Limits** shall have been exhausted by payment of Loss, by or on behalf of the insurer(s) of the **Underlying Insurance** or by or on behalf of the Insured(s) by any source. The **Insurer** shall then be liable to pay Loss in excess of the **Underlying Limits** up to the **Limit of Liability** set forth in Item 3. of the Declarations. If the **Underlying Limits** are exhausted, this policy continues as primary insurance, subject to any applicable retention.

III. GENERAL CONDITIONS

(A) This policy is issued in reliance upon the representations, materials and information contained in the Application for the **Followed Policy** and is subject to the terms, conditions, and limitations contained in the **Followed Policy** (except as regards the premium, the limit of liability, including any sub-limits, the policy period and as otherwise provided herein).

(B) This policy follows the terms, conditions, and limitations of any Pending & Prior Litigation Exclusion (or similar exclusion) in the **Followed Policy**, except that the **Pending & Prior Litigation Date** set forth in Item 8. of the Declarations applies.

(C) The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), for any reason, is expressly retained by the Insured(s).

(D) This policy does not provide coverage above any sub-limit of liability available under the **Underlying Insurance**. However, payments made under such coverage will be recognized for the purposes of reducing or exhausting the **Underlying Insurance**.

(E) All notices shall be given to the **Insurer** at the applicable address set forth in either Item 6. or Item 7. of the Declarations and in accordance with all appropriate notice provisions of the **Followed Policy**.

(F) Any modification to this policy or to the **Underlying Insurance**, or any assignment of interest under this policy, must be agreed to in writing by the **Insurer** in order for this policy to become subject to such modification or for such assignment to become effective. In no event shall any such modification or assignment affect this policy's excess position or attachment point.

(G) If the Insured(s) elect and are granted an extended reporting period under the **Followed Policy**, then the Insured(s) may elect an extended reporting period under this policy upon satisfaction of the conditions set forth in the **Followed Policy**.

IV. DEFINITIONS

(A) **Followed Policy**, **Underlying Insurance**, **Insurer**, **Premium**, **Policy Period**, **Pending & Prior Litigation Date** and **Limit of Liability** are defined as set forth in the Declarations.

(B) **Underlying Limits** means an amount equal to the aggregate of all limits of liability set forth in Item 9. of the Declarations for all **Underlying Insurance**, plus any applicable uninsured retention.

(C) All other capitalized terms are defined as set forth in the **Followed Policy**.

ENDORSEMENT NO:1

This endorsement, effective 12:01 am, 09/01/2026 **forms part of policy number** 41 FI 0935805-26

issued to: ALLSPRING FUNDS TRUST

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

SUB-LIMIT DROP-DOWN COVERAGE (MULTIPLE SUB-LIMITS)

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

I. Notwithstanding section **III. GENERAL CONDITIONS**, (D):

The following Sub-Limit(s) of Liability shall apply solely as respects coverage afforded by this policy in excess of coverage afforded by the Coverage Part(s) or Endorsement(s) of the **Followed Policy** entitled:

Coverage Part or Endorsement Name	Sub-Limit of Liability
SOCIAL ENGINEERING	$250,000

II. If an Aggregate Limit of Liability applies in Item. 3 of the Declarations page, this Sub-Limit of Liability shall be part of and not in addition to the Aggregate Limit of Liability and will in no way serve to increase the **Insurer's Limit of Liability** as therein stated. Further, this Sub-Limit of Liability shall be excess of both the applicable sub-limit of liability and retention or deductible amount, as set forth in the **Followed Policy** and any other applicable **Underlying Insurance**. If such retention or deductible amount is not amended, then the above Sub-Limit of Liability shall, in addition to any sub-limit of liability as set forth in the **Followed Policy** and any other applicable **Underlying Insurance**, be excess of the retention or deductible amount otherwise reflected in the **Followed Policy** and any other applicable **Underlying Insurance**.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO: 2

This endorsement, effective 12:01 am, 09/01/2026 **forms part**
of policy number 41 FI 0935805-26

issued to: ALLSPRING FUNDS TRUST

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

I. Notice of Claim or Wrongful Act

A. A notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

B. Where it is stated in the policy or declarations page that a notice of any **Claim** or **Wrongful Act** shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

II. All Other Notices

A. All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

B. With the exception of notice of a **Claim** or **Wrongful Act**, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:3

This endorsement, effective 12:01 am, 09/01/2026 **forms part**
of policy number 41 FI 0935805-26

issued to: ALLSPRING FUNDS TRUST

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

STATE AMENDATORY INCONSISTENCY ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

Section **III. GENERAL CONDITIONS** is amended by the addition of the following:

- In the event that there is an inconsistency between the terms, conditions, and/or limitations of a state amendatory endorsement attached to this policy and any term, condition, and/or limitation of this policy, then it is understood and agreed that, where permitted by law, the **Insurer** shall apply those terms, conditions, and limitations of either the state amendatory endorsement or the policy which are more favorable to the Insured.

All other terms and conditions remain unchanged.

A. Morris Tooker, President

ENDORSEMENT NO:4

This endorsement, effective 12:01 am, 09/01/2026 **forms part of policy number** 41 FI 0935805-26

issued to: ALLSPRING FUNDS TRUST

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FIDELITY EXCESS ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD PREMIER EXCESS POLICY

I. Section **III. GENERAL CONDITIONS** is amended as follows:
- Paragraphs (B) and (G) are deleted.
- Single Loss Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer's maximum liability under this policy for any one Loss.
- Aggregate Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer's total cumulative liability for all amounts payable under this policy, regardless of the number of Losses or any other circumstance. Upon exhaustion of the Aggregate Limit of Liability, the Insurer shall have no further obligation or liability under this policy, regardless of when a Loss may be discovered and whether or not it was previously reported to the Insurer.
- Any references to "retention" shall be replaced with "applicable retention or deductible".

II. Section **IV. DEFINITIONS** is amended as follows:
- In Definition (B) **Underlying Limits**, "Item 9" is deleted and replaced with "Item 8".

All other terms and conditions remain unchanged.

A. Morris Tooker, President

IMPORTANT NOTICE REGARDING APPLICATIONS

NORTH CAROLINA

IT IS AGREED THAT THIS APPLICATION, INCLUDING ANY MATERIAL SUBMITTED THEREWITH, SHALL BE THE BASIS OF THE INSURANCE AND ATTACHED HERETO. THE COMPANY WILL HAVE RELIED UPON THIS APPLICATION, INCLUDING ANY MATERIAL SUBMITTED IN CONNECTION WITH THE APPLICATION PROCESS, IN ISSUING THE POLICY.

THE HARTFORD

U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. **Please read this Notice carefully**.

The Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals and Blocked Persons" or "SDNs". Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC's web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.

Producer Compensation Notice

You can review and obtain information on The Hartford's producer compensation practices at www.thehartford.com or at 1-800-592-5717.

POLICYHOLDER NOTICE

ECONOMIC AND TRADE SANCTIONS

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the Office of Foreign Assets Control (OFAC).

THE OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") OF THE US DEPARTMENT OF THE TREASURY ADMINISTERS AND ENFORCES ECONOMIC AND TRADE SANCTIONS BASED ON US FOREIGN POLICY AND NATIONAL SECURITY GOALS AGAINST TARGETED FOREIGN COUNTRIES AND REGIMES, TERRORISTS, INTERNATIONAL NARCOTICS TRAFFICKERS, THOSE ENGAGED IN ACTIVITIES RELATED TO THE PROLIFERATION OF WEAPONS OF MASS DESTRUCTION, AND OTHER THREATS TO THE NATIONAL SECURITY, FOREIGN POLICY OR ECONOMY OF THE UNITED STATES.

WHENEVER COVERAGE PROVIDED BY THIS POLICY WOULD BE IN VIOLATION OF ANY U.S. ECONOMIC OR TRADE SANCTIONS, SUCH COVERAGE SHALL BE NULL AND VOID.

FOR MORE INFORMATION, PLEASE REFER TO:

HTTPS://WWW.TREASURY.GOV/RESOURCE-CENTER/SANCTIONS/PAGES/DEFAULT.ASPX

DECLARATIONS

NAMED INSURED AND ADDRESS	Allspring Funds Trust 1415 Vantage Park Drive, 3rd Floor Charlotte, NC 28203
BROKER OF RECORD	Willis Towers Watson Midwest, Inc. [Bloomington-Minneapolis] 8400 Normandale Lake Blvd., Suite 1700 Bloomington, MN 55437

INSURER	AXIS Insurance Company (Admitted) 233 South Wacker Drive, Suite 4930 Chicago, IL 60606 (866) 259-5435 ***A Stock Insurer***
POLICY FORM	AXIS EXCESS INSURANCE POLICY AXIS 1010302 0817
POLICY NUMBER	P-001-000178007-07 *Renewal of: P-001-000178007-06*
POLICY PERIOD	Effective Date: 09/01/2026 Expiration Date: 09/01/2027 *Both dates at 12:01 a.m. at the Named Insured's address stated herein.*

TOTAL POLICY PREMIUM	**$13,000.00**
MINIMUM EARNED PREMIUM ***(percentage of Total Policy Premium)***	N/A

SURCHARGE / TAX ***(included in Total Policy Premium)***	N/A

POLICY LIMITS OF INSURANCE	
Single Loss Limit	**$10,000,000 excess of $75,000,000**

SCHEDULE OF SUBLIMITED COVERAGE	
Coverage Description	**AXIS Sublimit of Insurance**
Insuring Agreement O - Social Engineering	$250,000 excess of $1,500,000

SCHEDULE OF UNDERLYING INSURANCE

PRIMARY (FOLLOWED POLICY)	
Coverage Description	Investment Company Bond
Insurer	Great American Insurance Company
Policy Number	FS 5177601 23
Single Loss Limit of Insurance	$15,000,000
Retention	$50,000

Sublimited Coverages	Sublimits of Insurance	Retention
Insuring Agreement O - Social Engineering	$250,000	$50,000

FIRST EXCESS	
Insurer	Berkshire Hathaway Specialty Insurance Company
Policy Number	47-EPF-350395-01
Single Loss Limit of Insurance	$15,000,000 excess of $15,000,000

SECOND EXCESS	
Insurer	Fidelity and Deposit Company of Maryland
Policy Number	FIB 6003464-07
Single Loss Limit of Insurance	$15,000,000 excess of $30,000,000

THIRD EXCESS	
Insurer	Berkley Regional Insurance Company
Policy Number	BFIV-45001759-31
Single Loss Limit of Insurance	$10,000,000 excess of $45,000,000

FOURTH EXCESS	
Insurer	Great American Insurance Company
Policy Number	FS 517-76-01-23
Single Loss Limit of Insurance	$10,000,000 excess of $55,000,000

FIFTH EXCESS	
Insurer	Twin City Fire Insurance Company
Policy Number	41 FI 0935805-26
Single Loss Limit of Insurance	$10,000,000 excess of $65,000,000

NOTICES TO INSURER	
Send Notice of Claims To: AXIS Insurance Claims Department P.O. Box 4470 Alpharetta, GA 30023-4470 Email: USFNOL@axiscapital.com Phone (Toll-Free): (866) 259-5435 Phone: (678) 746- 9000 Fax: (866) 770-5629	*Send All Other Notices And Inquiries To:* AXIS Insurance 10000 Avalon Blvd. Suite 200 Alpharetta, GA 30009 Email: notices@axiscapital.com Phone (Toll-Free): (866) 259-5435 Phone: (678) 746- 9000 Fax: (678) 802-6161

SCHEDULE OF FORMS & ENDORSEMENTS		
Policyholder Notices and Policy Forms		**Form Number and Edition Date**
Policyholder Notice - Economic And Trade Sanctions		AXIS 906 0316
AXIS Excess Insurance Policy		AXIS 1010302 0817
Signature Page		AXIS 102AIC 0615
Endorsements		**Form Number and Edition Date**
1	Sublimited Coverage Endorsement	AXIS 1010310 0622
2	Definitions Added - Sublimit Or Sublimited Endorsement	AXIS 1011683 0824
3	Not Follow Specified Coverage Endorsement	AXIS 1010338 1220

In consideration of the premium paid, and subject to the provisions of this Policy and the Declarations and any Schedules and Endorsements attached hereto, all of which are made a part of this Policy, the Insurer and **Named Insured**, on behalf of all **Insureds**, agree as follows:

INSURING AGREEMENT

Except as specifically set forth herein, and subject to the Limits of Insurance shown on the Declarations, this Policy shall provide insurance excess of the **Underlying Insurance** in conformance with all provisions of the **Followed Policy**. Liability shall attach to the Insurer only after the full amount of the applicable **Underlying Limit**, and any applicable retention or deductible, has been paid, in legal currency, by the insurers of the **Underlying Insurance**, the **Insureds**, or others on behalf of the **Insureds**, in any combination, in accordance with the terms of the **Underlying Insurance**.

DEFINITIONS

Whether expressed in the singular or the plural, whenever appearing in bold in this Policy, the following terms have the meanings set forth below.

Followed Policy means the insurance policies identified as such in the Schedule of Underlying Insurance attached hereto.

Insureds means all persons and entities identified as such in the **Followed Policy**.

Named Insured means the persons or entities designated as such in the Declarations.

Policy Period means the period designated as such in the Declarations.

Underlying Insurance means the **Followed Policy** and all other policies, if any, identified as such in the Schedule of Underlying Insurance attached hereto.

Underlying Limit means an amount equal to the aggregate of all applicable limits of insurance set forth in the Schedule of Underlying Insurance attached hereto.

CONDITIONS

A. Wherever the term claim appears in this Policy, it refers to claim, loss or occurrence, or the equivalent of such terms, as used in the **Followed Policy**.

B. This Policy shall not apply to any coverage under the **Followed Policy** that is subject to a sublimit of insurance in any **Underlying Insurance**, unless specifically listed as a sublimited coverage on the Schedule of Underlying Insurance. However, payment for any sublimited coverage in any manner described in the INSURING AGREEMENT section of this Policy shall reduce the **Underlying Limit** by the amount of such payment, whether or not such coverage is listed on the Schedule of Underlying Insurance.

C. The **Insureds** shall give written notice to the Insurer if any **Underlying Insurance** is changed or terminated or if any insurer of the **Underlying Insurance** becomes financially unable to pay its limit of insurance. No such event shall affect coverage under this Policy, unless the Insurer so agrees in writing. The failure of the **Insureds** to comply with this section shall not invalidate coverage. However, the Insurer shall not be liable to a greater extent than it would have been had no such event occurred.

D. All notices to the Insurer must be in writing and delivered by prepaid express courier or certified mail, facsimile, or electronic mail to the applicable address, fax number, or email address designated in the Declarations. Notice to any other insurer shall not constitute notice to the Insurer unless also given to the Insurer as provided herein.

E. The Insurer may, at its sole discretion, elect to participate in the investigation, defense and settlement of any claim or other matter to which the coverage under this Policy could apply even if the applicable **Underlying Limit** has not been exhausted. The **Insureds** shall provide the Insurer with information, assistance and cooperation as the Insurer reasonably requests and shall do nothing to prejudice the Insurer's position or potential rights of recovery; provided, however, the failure of an **Insured** to comply with such request shall not be imputed to any other natural person **Insured** under this Policy. No action by any other insurer shall bind the Insurer under this Policy.

SIGNATURE PAGE FOLLOWS.

SIGNATURE PAGE

IN WITNESS WHEREOF, the Insurer has caused this policy to be issued by affixing hereto the facsimile signatures of its President and Secretary.

Andrew Weissert, Secretary

Michael McKenna, President

Endorsement Number	Effective Date of Endorsement	Policy Number	Premium
1	12:01 a.m. on 09/01/2026	P-001-000178007-07	N/A

SUBLIMITED COVERAGE ENDORSEMENT

SCHEDULE OF SUBLIMITED COVERAGE	
Coverage Description	**AXIS Sublimit of Insurance**
Insuring Agreement O - Social Engineering	$250,000 excess of $1,500,000

Information in any schedule above may also appear in the Declarations.

It is agreed that this Policy shall apply to those coverages in the **Followed Policy** that are described in the above Schedule of Sublimited Coverage, subject to all other provisions in this Policy and to the respective Limits of Insurance set forth in such schedule and the Schedule of Shared Limits above, if any, which limits are part of, and not in addition to, all other applicable Limits of Insurance shown in the Declarations.

All other provisions of the Policy remain unchanged.

Endorsement Number	Effective Date of Endorsement	Policy Number	Premium
2	12:01 a.m. on 09/01/2026	P-001-000178007-07	N/A

DEFINITIONS ADDED – SUBLIMIT OR SUBLIMITED ENDORSEMENT

It is agreed that a new definition is added as follows:

Wherever the following words appear in the Policy, whether in bold or unbolded, they shall have the following meaning:

Sublimit or **sublimited** means any limit that is:

1. part of and erodes another limit of insurance, along with the policy aggregate limit of insurance;

2. not part of and does not erode the policy aggregate limit of insurance;

3. less than the highest limit of insurance, other than the policy aggregate limit of insurance, of the **Followed Policy** set forth in the Schedule of Underlying Insurance; or

4. not a monetary limit of insurance.

All other provisions of the policy remain unchanged.

Endorsement Number	Effective Date of Endorsement	Policy Number	Premium
3	12:01 a.m. on 09/01/2026	P-001-000178007-07	N/A

NOT FOLLOW SPECIFIED COVERAGE ENDORSEMENT

It is agreed that this Policy does not apply to any coverage under the **Followed Policy** described below, but payment for any such coverage in any manner described in the INSURING AGREEMENT section shall reduce the **Underlying Limit** by the amount of such payment.

Insuring Agreement G, H, I, K, and other sub-limited insuring agreements of the FollowedPolicy

All other provisions of the Policy remain unchanged.

CNA

September 18, 2026

Geoff Twombly
WILLIS TOWERS WATSON MIDWEST INC
8400 NORMANDALE LAKE BLVD
STE 1700
BLOOMINGTON, MN 55437-1085

Re: Allspring Funds Trust
Excess Products
Policy Number 843748971
Expiration Date: 09/01/2027

Dear Geoff,

We are pleased to enclose Policy Number 843748971 for Allspring Funds Trust. We trust that this policy meets with the specifications outlined in our quotation (number 6365836101). Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

We appreciate the opportunity to do business with Allspring Funds Trust and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Jordana Lesnik

Jordana Lesnik
Underwriting Specialist
Jordana.Lesnik@cna.com

CNA

DECLARATIONS
EXCESS INSURANCE POLICY

ACCOUNT NUMBER	1187512
COVERAGE PROVIDED BY (hereafter Insurer)	Continental Casualty Company
POLICY NUMBER	843748971

Item 1: **NAMED ENTITY AND PRINCIPAL ADDRESS**	**PRODUCER**
Allspring Funds Trust 1415 Vantage Park Drive 3rd Floor Charlotte, NC 28203	WILLIS TOWERS WATSON MIDWEST INC 8400 NORMANDALE LAKE BLVD STE 1700 BLOOMINGTON, MN 55437-1085
Attn:	Geoff Twombly

Item 2. **Policy Period**: 9/1/2026 To 9/1/2027

12:01 a.m. Standard Time at the Principal Address stated in Item 1.

Item 3. **Limit of Liability**

$10,000,000 maximum aggregate Limit of Liability under the Policy

Item 4. Schedule of **Underlying Insurance:**

A. **Followed Policy**

Name of Carrier	Policy No	Limits	Ded/Ret Amount
Great American Insurance Company	FS 5177601 23	$15,000,000	$50,000

B. **Underlying Excess Policies**: *** SEE ATTACHED SCHEDULE ***

Item 5. Policy Premium $13,000

Item 6. Notices of Claims:

CNA – Claims Reporting
P.O. Box 8317
Chicago, IL 60680-8317
Email address: SpecialtyProNewLoss@cna.com
Fax Number: 866-773-7504

All other Notices:

Open Brokerage Global Specialty Lines
CNA Insurance Company
125 Broad Street – 8th Floor
New York, NY 10004

Item 7. Endorsements forming a part of this Policy at inception:

GSL-29520-XX	2011-03-01	State Amendatory Inconsistent
CNA-109307-XX	2024-09-01	Amend Changes to Underlying Insurance/Depletion of Sub-Limits Endorsement (Drop Down Over Certain Sub-Limits)
CNA-95347-XX	2019-03-01	Amend Insurer Rights Cooperation Clause Endorsement (Delete of Any Underlying; Clarify Imputation of Failure to Cooperate)
GSL-47639-XX	2011-10-01	Amend Follow Form Excess Coverage

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached thereto shall constitute the contract between the Insureds and the Insurer.

Authorized Representative: [signature]

Date: September 18, 2026

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier	Policy No.	Limits	Excess of
Berkshire Hathaway Specialty Insurance Company	47-EPF-350395-01	$15,000,000	$15,000,000
Fidelity and Deposit Company of Maryland	FIB 6003464-07	$15,000,000	$30,000,000
Berkley Regional Insurance Company	BFIV-45001759-31	$10,000,000	$45,000,000
Great American Insurance Company	FS F572927 00	$10,000,000	$55,000,000
Twin City Fire Insurance Co.	41 FI 0935805-26	$10,000,000	$65,000,000
Axis Insurance Company	P-001-000178007-07	$10,000,000	$75,000,000

EXCESS INSURANCE POLICY

Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I. FOLLOW FORM EXCESS COVERAGE

The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4.A. of the Declarations (hereafter "**Followed Policy**") except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter "**Underlying Insurance**") by or on behalf of the insurers of such **Underlying Insurance**, or by or on behalf of the Insureds. The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.

II. LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer's obligations under this Policy shall be deemed completely fulfilled and extinguished.

III. CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS

If, subsequent to the inception date of this Policy, there is a change to any **Underlying Insurance** which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any **Underlying Insurance** is subject to a sub-limit, then this Policy provides no coverage excess of such **Underlying Insurance** sub-limit, but the **Underlying Insurance** shall be deemed depleted by payment of any such sub-limit.

IV. INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the **Followed Policy** and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy or any **Underlying Insurance,** even if the **Underlying Insurance** has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer's position or rights of recovery.

V. NOTICES

Where notice is permitted or required by the **Followed Policy**, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

Chairman

Secretary

STATE AMENDATORY INCONSISTENT

In consideration of the premium paid for this Policy, it is understood and agreed that in the event there is an inconsistency between a state amendatory endorsement attached to this Policy and any term or condition of this Policy, then, where permitted by law, the Insurer shall apply those terms and conditions of either the amendatory endorsement or the Policy which are more favorable to the Insureds.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

AMEND CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS ENDORSEMENT
(Drop Down Over Certain Sub-Limits)

In consideration of the premium, Section III, Changes to Underlying Insurance/Depletion of Sub-limits, is deleted and replaced with the following:

III. Changes to Underlying Insurance/Depletion of Sub-limits

If there is a change to the **Followed Policy** subsequent to the inception date of this Policy which expands coverage, then this Policy will be subject to such change only if the Insurer agrees in writing, provided such agreement will not be unreasonably withheld or delayed.

If any loss under any **Underlying Insurance** is subject to a sub-limit, other than those sub-limits specifically set forth below, then this Policy provides no coverage excess of such **Underlying Insurance** sub-limit, but the **Underlying Insurance** will be deemed depleted by payment of any such sub-limit. With respect to the sub-limits specifically set forth below, this Policy shall, subject to the Insurer's sub-limit of liability scheduled below and all the other terms and conditions of this Policy, drop down to provide excess coverage over the **Underlying Insurance** sub-limit of liability scheduled below. Once the Insurer's sub-limit is exhausted to the extent of any payment of such claims, the remaining limit of liability of this Policy shall continue to apply as excess limits of liability of the **Underlying Insurance**.

SCHEDULE OF SUB-LIMITS		
Sub-Limited Coverage:	Insurer's Sub-Limit:	Underlying Insurance Sub-Limit
Social Engineering Sublimit	$250,000	$1,750,000

The Insurer's sub-limit of liability is included within, and not in addition to, the maximum aggregate limit of liability of the Insurer set forth in the Declarations.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

AMEND INSURER RIGHTS COOPERATION CLAUSE ENDORSEMENT
(Delete of Any Underlying; Clarify Imputation of Failure to Cooperate)

In consideration of the premium paid, in Section IV, Insurer Rights/Cooperation Clause is deleted and replaced with the following:

INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the **Followed Policy** and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy, even if the **Underlying Insurance** has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer's position or rights of recovery.

The failure of any Insured to cooperate with the Insurer shall not be imputed to any other cooperating Insured person.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

AMEND FOLLOW FORM EXCESS COVERAGE

In consideration of the premium paid for this Policy, it is understood and agreed that Section **I.**, **Follow Form Excess Coverage**, is amended by deleting the second sentence and replacing it with the following:

> Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of loss under all policies scheduled in Item 4. of the Declarations (hereafter "**Underlying Insurance**") by or on behalf of the insurers of such **Underlying Insurance**, or by or on behalf of the Insureds.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

JOINT FIDELITY BOND

ALLOCATION AGREEMENT

Amended and Restated

November 13, 2024

WHEREAS, Allspring Funds Trust ("Funds Trust"), Allspring Master Trust ("Master Trust"), Allspring Variable Trust ("Variable Trust") and Allspring Exchange-Traded Funds Trust ("ETF Trust") are open-end management investment companies registered as such under the 1940 Act, consisting of investment portfolios as detailed in Appendix A; and

WHEREAS, Allspring Global Dividend Opportunity Fund, Allspring Income Opportunities Fund, Allspring Multi-Sector Income Fund and Allspring Utilities and High Income Fund (the "Closed-End Funds") are closed-end management investment companies registered as such under the 1940 Act; and

WHEREAS, Funds Trust, Master Trust, Variable Trust, ETF Trust and the Closed-End Funds are required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the 1940 Act; and

WHEREAS, Rule 17g-1(b) provides that the fidelity bond may be in the form of a joint insured bond covering Funds Trust, Master Trust, Variable Trust, ETF Trust; and

WHEREAS, the Trustees of Funds Trust, Master Trust, Variable Trust and ETF Trust and the Closed-End Funds, including a majority of such Trustees who are not "interested persons" (as that term is defined in the 1940 Act) have made the required determinations required by that Rule, including those provisions specifically applicable to a joint insured bond;

NOW, THEREFORE, Funds Trust, Master Trust, Variable Trust, ETF Trust and the Closed-End Funds hereby agree as follows:

1. Each of Funds Trust, Master Trust, Variable Trust, ETF Trust and the Closed-End Funds will pay a portion of the premiums for the joint insured fidelity bond which is allocated pro rata according to the percentage each of their net assets bear to the aggregate net assets of all the insured parties.

2. In the event recovery is received under the joint insured bond as a result of a loss sustained by two or more of the insured parties, each party shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which such party would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.

This agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

ALLSPRING FUNDS TRUST

By: ______________________________
Matthew Prasse
Secretary

ALLSPRING MASTER TRUST

By: ______________________________
Matthew Prasse
Secretary

ALLSPRING VARIABLE TRUST

By: ______________________________
Matthew Prasse
Secretary

ALLSPRING EXCHANGE-TRADED FUNDS TRUST

By: ______________________________
Matthew Prasse
Secretary

ALLSPRING GLOBAL DIVIDEND OPPORTUNITY FUND

By: ______________________________
Matthew Prasse
Secretary

ALLSPRING INCOME OPPORTUNITIES FUND

By: ______________________________
Matthew Prasse
Secretary

ALLSPRING MULTI-SECTOR INCOME FUND

By: ______________________________
Matthew Prasse
Secretary

ALLSPRING UTILITIES AND HIGH INCOME FUND

By: ______________________________
Matthew Prasse
Secretary

Appendix A

JOINT FIDELITY BOND
ALLOCATION AGREEMENT

Allspring Funds Trust

100% Treasury Money Market Fund
Absolute Return Fund
Alternative Risk Premia Fund
Asset Allocation Fund
California Limited-Term Tax-Free Fund
California Tax-Free Fund
Common Stock Fund
Core Bond Fund
Core Plus Bond Fund
Disciplined Small Cap Fund
Disciplined U.S. Core Fund
Diversified Capital Builder Fund
Diversified Income Builder Fund
Emerging Growth Fund
Emerging Markets Equity Fund
Emerging Markets Equity Advantage Fund
Government Money Market Fund
Government Securities Fund
Growth Fund
High Yield Bond Fund
High Yield Municipal Bond Fund
Income Plus Fund
Index Asset Allocation Fund
Index Fund
Innovation Fund[1]
Intermediate Tax/AMT-Free Fund
International Equity Fund
Large Cap Core Fund
Large Cap Growth Fund
Large Cap Value Fund
Managed Account CoreBuilder Shares – Series CP
Managed Account CoreBuilder Shares – Series EM
Managed Account CoreBuilder Shares – Series EPI
Managed Account CoreBuilder Shares - Series M
Managed Account CoreBuilder Shares - Series SP
Mid Cap Growth Fund
Minnesota Tax-Free Fund
Money Market Fund
Municipal Bond Fund
National Tax-Free Money Market Fund
Opportunity Fund

[1] On August 18, 2026, the Board of Trustees of Allspring Funds Trust approved the reorganization of the Allspring Innovation Fund into the Allspring Mid Cap Growth Fund effective on or about February 19, 2027, subject to shareholder approval.

Pennsylvania Tax-Free Fund
Precious Metals Fund
Premier Large Company Growth Fund
Real Return Fund
Short Duration Government Bond Fund
Short-Term Bond Plus Fund
Short-Term High Income Fund
Short-Term Municipal Bond Fund
Small Company Growth Fund
Small Company Value Fund
SMID Cap Growth Fund
Special Global Small Cap Fund
Special International Small Cap Fund
Special Large Cap Value Fund
Special Mid Cap Value Fund
Special Small Cap Value Fund
Spectrum Aggressive Growth Fund
Spectrum Conservative Growth Fund
Spectrum Growth Fund
Spectrum Income Allocation Fund
Spectrum Moderate Growth Fund
Strategic Municipal Bond Fund
Treasury Plus Money Market Fund
Ultra Short-Term Income Fund
Ultra Short-Term Municipal Income Fund
Utility & Telecommunications Fund
Wisconsin Tax-Free Fund

Allspring Master Trust

Core Bond Portfolio
Disciplined International Developed Markets Portfolio
Disciplined Large Cap Portfolio
Allspring Macro Strategies Portfolio
Real Return Portfolio
Small Company Value Portfolio

Allspring Variable Trust
VT Discovery All Cap Growth Fund
VT Discovery SMID Cap Growth Fund
VT Index Asset Allocation Fund
VT Opportunity Fund
VT Small Cap Growth Fund

Allspring Exchange-Traded Funds Trust
Broad Market Core Bond ETF
Core Plus ETF
Income Plus ETF
LT Large Core ETF
LT Large Growth ETF
SMID Core ETF
Special Large Value ETF
Ultra Short Municipal ETF

Allspring Global Dividend Opportunities Fund

Allspring Income Opportunities Fund

Allspring Multi-Sector Income Fund

Allspring Utilities and High Income Fund

Appendix A Amended: August 18, 2026

Resolutions of the majority of the Board of Trustees ("Board") who are not "interested persons" of the registered investment company August 17-19, 2026 Board Meetings

FUNDS TRUST
MASTER TRUST
VARIABLE TRUST
EXCHANGE-TRADED FUNDS TRUST
GLOBAL DIVIDEND OPPORTUNITY FUND
INCOME OPPORTUNITIES FUND
MULTI-SECTOR INCOME FUND
UTILITIES AND HIGH INCOME FUND

RESOLVED, that the Board, including a majority of the Independent Trustees, hereby determines, with due consideration to (i) the value of the aggregate assets of the Funds to which any person may have access, (ii) the terms of the arrangements made for the custody and safekeeping of such assets, (iii) the nature of securities in the Funds, and (iv) the amount of the bond and the premium of such bond, that such bond in the aggregate amount presented at this meeting of $95 million is in reasonable form and amount; and

FURTHER RESOLVED, that the Officers be, and each hereby is, authorized and directed to determine an appropriate increase in the fidelity bond coverage, based on assets under management, during the policy, if necessary; and

FURTHER RESOLVED, that the Board, including a majority of the Independent Trustees, after taking all relevant factors into consideration, including, but not limited to, (i) the number of other parties, (ii) the amount of the joint insured bond, (iii) the amount of the premium for such bond, (iv) the ratable allocation of the premium among all parties as insured, and (v) the extent to which the share of the premium allocated to each Fund is less than the premium it would have had to pay if it had provided and maintained a single insured bond, hereby approves the portion of the premium to be paid by each Fund, which is a pro rata portion equal to the ratio of each Fund's net assets to the aggregate net assets of all the parties; and

FURTHER RESOLVED, that the Officers be, and each hereby is, authorized and directed to negotiate the final terms of the joint fidelity bond, and to execute and deliver on behalf of each Trust any and all documents related thereto, in such form and with such changes (including final premium amount) as such Officer, in consultation with counsel, deems appropriate or advisable; and

FURTHER RESOLVED, that the Joint Fidelity Bond Allocation Agreement among Funds Trust, Master Trust, Variable Trust, Exchange-Traded Funds Trust, Global Dividend Opportunity Fund, Income Opportunities Fund, Multi-Sector Income Fund and Utilities and High Income Fund, which provides for an equitable and proportionate share of any recovery under the joint fidelity bond, be, and it hereby is, reapproved; and

FURTHER RESOLVED, that the Officers be, and each here by is, authorized, empowered and directed to make all filings with the SEC, and to give all notices, required by paragraph (g) of Rule 17g-1 under the 1940 Act.